02047016

4/30/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
JUL 5 - 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **April** .... ,2002
....SCANIA AB....................................
.........................S-151 87 SÖDERTÄLJE, SWEDEN.........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............. No...**X**.....

PROCESSED
AUG 07 2002
THOMSON
FINANCIAL

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

....................**SCANIA AB**...................
(Registrant)

July 3, 2002

By...
Kaj Lindgren
Group Vice President,
Corporate Development

SCANIA


SCANIA

ANNUAL REPORT 2001

Annual General Meeting

The Annual General Meeting of Shareholders (AGM) will be held at 15:00 CET on Tuesday, 7 May 2002 at Konferenshuset, TelgeForum (formerly Folkets Hus), Södertälje, Sweden.

Participation

Shareholders who wish to participate in the AGM must be recorded in the shareholder list maintained by Värdepapperscentralen VPC AB (the Swedish Central Securities Depository and Clearing Organization) no later than Friday, 26 April 2002.

They must also register with the company by post at Scania AB, Annual General Meeting, SE-151 87 Södertälje, Sweden, or by telephone at +46 8 5538 1510 no later than 16:00 CET on Tuesday, 30 April 2002.

Nominee shares

To be entitled to participate in the AGM, shareholders whose shares have been registered in the name of a nominee through the trust department of a bank or brokerage house must temporarily reregister their shares in their own name with VPC. Shareholders who wish to reregister their shares in this way must inform their nominees accordingly well before Friday, 26 April 2002.

Dividend

The Board of Directors proposes Monday, 13 May 2002 as the record date for the 2001 dividend. The last day for trading shares that include the dividend is Tuesday, 7 May 2002. Provided that the AGM approves this proposal, the dividend is expected to be sent on Thursday, 16 May 2002.

Reports from Scania

Interim Report, January-March, on 22 April 2002
Interim Report, January-June, on 19 July 2002
Interim Report, January-September, on 31 October 2002.

In addition to the Annual Report, the above informational material is found on Scania's website: www.scania.com

The material may also be ordered from:
Scania AB, SE-151 87 Södertälje, Sweden.
Phone: +46 8 5538 1000
Fax: +46 8 5538 5559

The English version of the Annual Report is a translation of the Swedish language original. Translation: Victor Kayfetz, Scan Edit.

Unless otherwise stated, all comparisons in this Annual Report refer to the same period of the preceding year.

This report contains forward-looking statements that reflect management's current views with respect to certain future events and potential financial performance. Such forward-looking statements involve risks and uncertainties that could significantly alter potential results. These statements are based on certain assumptions, including assumptions related to general economic and financial conditions in the company's markets and the level of demand for the company's products.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company's registration contract with Stockholmsbörsen if and when circumstances arise that will lead to changes compared to the date when these statements were provided.



Contents

The Report of the Directors encompasses pages 2-69.

Swedish corporate identity number:
Scania AB (publ)
556184-8564



Important events

2001

• Scania completed the purchase of its Dutch distributor Beers. The transaction strengthened Scania's sales and service network in Europe.

• At the international truck show in Brussels, Scania unveiled an addition to its modularised engine range: a 470 hp six-cylinder 12-litre turbocompound engine featuring new turbo and fuel injection technology. Later in the year, Scania introduced the first Euro 3 engine in Brazil. This 16-litre V8 engine is also the most powerful truck diesel in the Brazilian market.

• Construction work started on a new facility for topcoat application at Scania's cab factory in Oskarshamn. Aside from higher capacity and better quality, the new paintshop will result in considerable environmental improvements.

• Scania is restructuring its bus and coach operations. The purpose of these changes is to achieve synergies with trucks in the production system and in long-term development, as well as to benefit from a global marketing organisation and create conditions for healthy bodybuilding operations. The restructuring will be completed during 2002.

• In Latin America, especially in Argentina, the year was dominated by major economic problems. Scania took steps to improve profitability. In Brazil, it raised prices to compensate for unfavourable currency rate developments, while implementing cost reductions. In Argentina, it adjusted operations to changed conditions, among other things by a 15 percent reduction in the number of employees.

2002

• Scania sold its 50 percent stake in Svenska Volkswagen AB and the Swedish distributor Din Bil to Volkswagen AG of Germany. The purchase price amounted to SEK 870 m. and SEK 450 m., respectively, and was expected to result in a capital gain of SEK 250 m. and SEK 300 m., respectively. The sale will be completed upon approval by the relevant competition authorities. Established in 1948, Svenska Volkswagen is the importer of Volkswagen, Audi, Seat and Skoda, as well as Porsche cars in Sweden. Din Bil is a Swedish dealership network for cars and light trucks with operations in Stockholm, Gothenburg and Malmö-Helsingborg.


164L

Established in 1891, Scania celebrated its 110th anniversary in 2001.

Highlights

Sales by product area, 2001[1]



Industrial and marine engines 1%
Used vehicles and other products 8%
Buses and coaches 8%
Car operations 11%
Service-related products 19%
Trucks 53%

Sales by market area, 2001[1]



Other markets 5%
Asia 6%
Latin America 11%
Central and eastern Europe 5%
Western Europe 73%

Sales



SEK m.
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001

Operating income



SEK m.
5,000
4,000
3,000
2,000
1,000
0
1999
2000
2001

Operating margin



%
12
10
8
6
4
2
0
1999
2000
2001

Key figures	2001	2000	1999
Sales, units			
Trucks	43,659	52,318	46,651
Buses	4,672	4,174	3,763
Total	48,331	56,492	50,414
Sales, SEK m.			
Scania products	47,213	44,740	38,559
Car operations	5,852	6,658	5,485
Total	53,065	51,398	44,044
Operating income, SEK m.			
Scania products	2,356	4,809	4,792
Car operations	111	275	253
Total	2,467	5,084	5,045
Operating margin, %			
Scania products	5.0	10.7	12.4
Car operations	1.9	4.1	4.6
Total	4.6	9.9	11.5
Income after financial items, SEK m.	1,541	4,454	4,500
Net income, SEK m.	1,048	3,080	3,146
Earnings per share	5.24	15.40	15.73
according to U.S. GAAP, SEK	5.69	14.93	16.37
Operating cash flows excluding Customer finance operations, SEK m.[2]	2,066	2,557	476
Return, %			
on shareholders' equity	6.5	21.6	25.1
on capital employed[3]	8.4	19.7	21.2
Net debt/equity ratio[3]	0.49	0.50	0.61
Equity/assets ratio	23.4	25.8	25.3
Capital expenditures for property, plant and equipment, SEK m.	1,980	1,825	1,876
Research and development expenses, SEK m.	1,955	1,621	1,267
Number of employees at year-end	28,342	27,366	26,359

1 Based on deliveries.
2 Including acquisitions/divestments of businesses.
3 With Customer finance operations reported according to the equity method.

Scania in brief

Scania is a leading manufacturer of heavy trucks and buses as well as industrial and marine engines. The company also markets and sells a broad range of service-related products and financing services.

Scania is a global company with operations in Europe, Latin America, Asia, Africa and Australia. During 2001 its sales totalled 53 bn. Swedish kronor (SEK), or 5.6 bn. euro (EUR*). Scania's operating income totalled SEK 2.5 bn. (EUR* 0.3 bn.). Its income after financial items amounted to SEK 1.5 bn. (EUR* 0.2 bn.).

Scania is the world's third largest make for heavy trucks of more than 16 tonnes (Class 8). It is the world's third largest make in the heavy bus segment.

Scania has 28,342 employees worldwide. Of these, 24,143 work in Europe and 4,199 in Latin America. In addition, about 20,000 people work in Scania's independent sales and service organisation.

Scania shares are quoted on Stockholmsbörsen (formerly the OM Stockholm Stock Exchange) and on the New York Stock Exchange.

Products

Scania designs its products to have the lowest possible impact on the environment. They are optimised to consume less energy, raw materials and chemicals during their life cycle and to be recyclable.

* Translated at the exchange rate on the balance sheet date, SEK 9.4190 = EUR 1.

Vehicles

Scania develops, manufactures and distributes trucks with a gross vehicle weight of more than 16 tonnes (Class 8), intended for long-distance haulage, regional and local distribution of goods as well as construction haulage.

Scania's bus and coach range consists of bus chassis as well as fully built buses for more than 30 passengers, intended for use in urban and intercity traffic or as tourist coaches.

Scania's industrial and marine engines are often built into products manufactured by other companies. These engines are used, among other things, in generator sets and in earthmoving and agricultural machinery, as well as aboard ships and pleasure craft.

Service-related products

In addition to vehicles, Scania sells service-related products, for example parts and workshop services in the form of maintenance and repairs. The customer can also choose different forms of service and maintenance contracts.

Customer financing

Scania provides its customers with various types of financing solutions, for example leases or hire purchase contracts.

Focus

Scania vehicles and services can be tailored to each customer's needs, thereby enabling customers to optimise their earnings capacity. Scania's success is based on putting the customer first.

Scania's ten largest truck markets

	Heavy truck registrations		Market share in %	
	2001	2000	**2001**	2000
Brazil	**5,266**	5,153	**29.2**	29.7
Great Britain	**5,137**	6,743	**15.5**	20.7
France	**4,281**	4,963	**9.3**	10.5
Germany	**4,246**	5,793	**8.3**	10.1
Italy	**3,304**	3,356	**13.5**	13.1
Spain	**3,176**	3,646	**12.1**	14.4
The Netherlands	**2,410**	3,150	**17.6**	22.4
Sweden	**2,040**	2,358	**47.9**	50.4
Belgium	**1,461**	1,556	**17.4**	18.6
South Korea	**1,213**	471	**15.3**	6.6
Western Europe	**31,787**	37,906	**13.5**	15.6

Scania's five largest bus markets

	Bus registrations		Market share in %	
	2001	2000	**2001**	2000
Brazil	**853**	1,100	**7.9**	10.4
Spain	**423**	364	**16.6**	16.5
Mexico	**304**	175	**2.5**	1.6
Italy	**293**	197	**7.6**	6.5
Sweden	**205**	223	**25.1**	21.5

Cars

Early in 2002, Scania sold its 50 percent stake in Svenska Volkswagen AB, as well as the Swedish distributor Din Bil, to Volkswagen AG of Germany. Scania also owns some small car distributors in Finland and Switzerland. Since car operations are not part of Scania's core business, there are plans to divest the remainder of these operations.

Scania's global sales and service organisation

Altogether, Scania is represented in about 100 countries through 1,000 local distributors and 1,500 service points.

Scania's global production system

Scania has production facilities in Europe and Latin America. In addition, there are assembly plants in ten countries in Africa, Asia and Europe.

- Production of trucks and buses
- Assembly plants



The Netherlands
Zwolle/Meppel
Production of trucks and cabs.
Employees: 1,800
France
Angers
Production of trucks.
Employees: 500
Russia
Estonia
Poland
Słupsk
Production of trucks and buses.
Employees: 200
Morocco
Tunisia
Thailand
Malaysia
Kenya
Mexico
San Luís Potosí
Production of trucks and buses.
Employees: 80
Argentina
Tucumán
Production of gearboxes, axles, trucks and buses.
Employees: 700
Brazil
São Paulo
Production of engines, cabs, trucks and buses.
Employees:2,100
South Africa

Sweden

Ferruform AB
Luleå
Production of frames and axle housings.
Employees: 700

Falun
Production of axles.
Employees: 600

Södertälje
Head office and research and development. Production of components, engines and trucks.
Employees: 5,700

Katrineholm
Development and production of buses and bus chassis.
Employees: 800

Oskarshamn
Production of cabs.
Employees: 1,700

Sibbhult
Production of gearboxes.
Employees: 500

Scania Infotronics AB
Kista
Mobile communication development.
Employees: 40

Statement of the Chairman

In the first year of the new millennium the world economy entered a clear slowdown after a long period of good growth. Over time, however, transport needs are increasing in most countries. Improved infrastructure and growing trade will gradually lead to increased demand for heavy transport vehicles.

The downturn has been more pronounced in the US than has been the case in Europe. Increased uncertainty after 11 September meant that the weakening of general confidence in the economy accelerated. The American economy has experienced negative growth since the spring of 2001, a situation which is likely to remain for a considerable part of this year. The world's major economies are simultaneously exhibiting very weak economic performance, a rather unusual situation.

Scania has of course been adversely affected by these developments and reduced sales volume, from 56,500 units in 2000 to 48,300 in 2001. This is still a high volume for Scania historically, and in spite of a certain loss in market penetration in western Europe, Scania has a strong position in most of its important markets.

Recovery in Europe will take time

Europe is trailing the American business cycle and managed to show a certain economic growth throughout 2001 but is likely to slow down even further during 2002. A dull domestic market and a weak world economy will probably make the recovery in Europe relatively slow.

Downturn in Latin America

In 2000, the Scania markets in Latin America and Asia had begun to recover from the economic difficulties that began in Asia a few years earlier. The new downturn in the world economy in 2001 again pushed many countries into a recession. In Latin America, the problems in Argentina have been dramatic with an overvalued currency and significant negative growth.

The crisis in Argentina is far from over even though tough measures are being taken to reverse the deterioration of the economy. The uncertainty in the other Latin American economies has been considerable but not dramatic. Brazil – Scania's most important market in Latin America – has experienced economic difficulties which are expected to continue. Elections in 2002 for a new President add to the uncertainty.

The Board has closely followed the developments in Scania's Latin American operations and approved a programme aimed at restoring profitability.

Best margin in the industry

In spite of the weaker market and reduced volumes, Scania's operating margin of 4.6 percent was again clearly higher than the industry average. Scania's leading position over the years in terms of profitability shows that the company's products continue to meet and surpass customers' expectations and that Scania has an efficient structure and efficient working methods.

During the past ten years, Scania has grown substantially in volume. This has been achieved organically. Successful working methods, product renewal, far-reaching production improvements and strengthening of the distribution structure have laid the groundwork for long-term profitable growth.

Svenska Volkswagen

Scania is one of Volkswagen's oldest business partners, due to our joint distribution organisation in Sweden since 1948. Our co-operation in Svenska Volkswagen has been very successful. However, car and truck distribution has diverged and the previous synergies decreased. It is now natural for Scania to specialise and to separate these businesses.

Strong brand and culture

The strength of its brand is a success factor for any company, including manufacturers of capital goods, such as heavy vehicles. The Scania brand name is very strong and has a "King of the Road" image. The strength of this brand name is the result of many years of delivering vehicles and service-related products of high quality to Scania's customers.

Trust is a very important part of the Scania brand. Customers rely on Scania every time they use its products. All employees at Scania must therefore do their utmost to fulfil the promises that are built into the brand.

Scania's vibrant corporate culture has contributed to the company's leading position. Both Scania employees and the owners of Scania products feel proud to be associated with the company. And I regard it as the duty of the Board to continue strengthening the foundations of this pride.

Dr. Ferdinand Piëch, *Chairman*



The work of the Board

According to the work schedule adopted by the Board of Directors, it holds seven regular meetings per year. Beyond this, the Board may meet when circumstances so warrant.

The January/February, April, July/August and October/November meetings are devoted primarily to financial reporting. The statutory meeting after the Annual General Meeting focuses chiefly on the Board's work schedule, instructions to the President and compensation issues.

In June, the Board discusses capital expenditure issues and long-term planning. The December meeting focuses especially on operational planning and future-oriented issues. Beyond this, all meetings deal with matters of a more current nature as well as capital expenditures.

The Board's instructions to the President specify his duties and powers. Board policy documents on capital expenditures, financing, communication and reporting are also appended to the instructions.

A committee has been established consisting of members independent of Volkswagen and Investor. The Employee Representatives are not included. This committee is intended to handle issues that may touch upon the ownership structure of Scania AB.

Compensation issues for the President and certain other senior executives are handled by a committee consisting of Dr. Ferdinand Piëch, Rolf Stomberg and Marcus Wallenberg.

Statement of the President and CEO

In many of Scania's markets, 2001 was a turbulent year. This applied to Europe as well as Latin America and Asia. This turbulence began late in 2000 when oil prices culminated at USD 35 per barrel from a level less than half as high one year earlier.

The transport industry is sensitive to oil price developments, since fuel costs for heavy trucks and buses represent between 25 and 30 percent of total operating costs. Disregarding the driver's wages, the cost of fuel accounts for 50 per cent or more. Most transport operators have fuel cost clauses in their contracts. Normally, however, it takes quite a while before these clauses have an impact on pricing to the customer. Transport operators are very sensitive to cash flows. When costs rise, they cut back their new vehicle purchases. This applies generally, regardless of the continent where the transport operator does business.

Foresighted

As early as the final months of 2000, we made the assessment that demand would weaken during 2001 in Europe, Latin America and Asia. We decided at that time to sharply increase the pace of production in order to maintain short delivery times. This was why Scania had a low order backlog at the beginning of 2001. Our tactic was to deliver the vehicles in our orderbook as quickly as possible. In harder times, cancellations of existing orders are common. The flexibility of the Scania Production System enabled us to respond to rapid changes in demand in a more efficient way than our competitors.

Business quality ahead of volume

Demand in western Europe turned out better than in our base scenario. We assumed that the total market for heavy trucks would fall to between 200,000 and 210,000 units. Measured as heavy truck registrations, demand totalled 235,000 units, for a downturn of 4 percent. Scania's market share fell. This was a result of Scania's short orderbook compared to the rest of the industry, but also of the fact that we openly declared that we prioritised profitability in our business ahead of volume. In the long term, this is a wise policy in a business with industrial customers.

In Europe, our industry faces a clearly lower demand level in 2002. When we analyse our deliveries, we find that Scania defended its position very well in the segment above 400 horsepower and captured market share there. However, Scania lost ground in the under 400 hp segment, which includes the truck purchases of most large hauliers. The latter were also the most active buyers in the market last year.

Focus on after sales service

Early in 2001, we acquired the remaining 50 percent of the shares in our Dutch sales and service company Beers NV. Having done this, in principle we have completed the integration of the sales and service organsation that has been our strategy since the early 1990s. Today Scania has the strongest, most specialised service network in western Europe. This strategy gives us a good opportunity to benefit from the entire value chain to the customer, throughout a vehicle's service life.

In central and eastern Europe, Scania has continued to strengthen its position in expanding markets. We have also continued to strengthen our position when it comes to the sales and service network. In Russia, the economy has stabilised after the 1998 crash, and the country is rapidly becoming institutionalised according to a western model. As an effect of this, risks have diminished when it comes to truck sales.

Tough in Latin America

Developments in Latin America were the big disappointment of 2001. Brazil was hit by a depreciated currency as well as an energy shortage. In Argentina, the economy broke down, resulting in a political crisis and a default on foreign loans. Given the prevailing turbulence, we were forced to acquire a number of dealerships in both Brazil and Argentina in order to protect our sales and service network to a reasonable extent.

Demand increased slightly in the Brazilian market, while other markets – especially Argentina – shrank. We took vigorous steps to restore the price level to normal world market prices, while further trimming the cost level in production units both in Brazil and Argentina. These measures will gradually have an impact during the first half of 2002. However, there will be further uncertainty in the region, such as the upcoming presidential election in Brazil and political developments in Argentina.

South Korea leads the way in Asia

In Asia, developments were divided. On the whole, economic growth was lower than we had expected, with the exception of China. However, the South Korean market performed very well, and the long-term investments Scania began there more than a decade ago are now paying off. In Chinese-speaking markets, demand stagnated but was nevertheless at a significantly higher level than a few years earlier. The businesses that Scania has established in Thailand and Malaysia are also beginning to yield results.

Restructuring of bus and coach operations

Late in 2001, we decided to implement a major restructuring of Scania's bus and coach operations. During 2002, bus chassis operations will be completely integrated with trucks when it comes to development, manufacturing and sales. Bodybuilding operations will form a separate company. We expect these steps to save us some hundreds of millions of kronor. Our ambition is for Scania's bus and coach operations to generate the same operating margin as trucks. We will, however, have to absorb certain restructuring expenses during the current year. The programme will achieve its full effect during 2003.

Focus on quality and people

Scania's investments in product development rose. Further improvement in the quality level of our vehicles is our top priority. The quality of the products during their life cycle is completely crucial to each customer's profitability.

Also in the pipeline are new products that will gradually be unveiled over the coming five-year period. We launched new engines in our modular range, among them a 470 hp turbocompound engine to complement the 480 and 580 hp V8 engine introduced during 2000. Scania now has the most competitive engine range over 400 hp, the most profitable portion of the market.

At our production units, for a number of years we have followed the principles of the Scania Production System (SPS), with its focus on the individual. There are now more than 1,000 improvement teams in Scania's global organisation. Their work follows a method in which small adjustments of production flow occur in logical sequences, and all employees participate actively. Aside from significantly boosting quality, SPS improves productivity, but above all we see how it has greatly improved job satisfaction and commitment, leading to a decrease in work-related injuries and absences due to illness.

In my judgement, demand will recover again only after we have entered 2003. During this downturn in demand, we are conducting a thorough review of Scania's activities and working methods, in order to become an even stronger company once demand comes back. Despite the difficult market situation, we feel that Scania has a very promising future ahead.

I would like to take this opportunity to thank all our employees for their contributions during a year that, under tough prevailing circumstances, still resulted in decent earnings.

Leif Östling
President and CEO



Scania share data

The 2001 stock market year was characterised by international turmoil and instability, very much due to world events and lower growth expectations. Both the Stockholm All-Share Index and the Industrials Index fell during the year.

Share price and trading

On Stockholmsbörsen, the All-Share Index fell by about 16 percent, and the Industrials Index fell by about 4 percent. B shares – the more heavily traded of Scania's two series – fell by 9 percent during 2001. At year-end, B shares were quoted at a market value of SEK 192.00. This was equivalent to a market capitalisation of SEK 38,100 m. for Scania. The highest price for B shares during the year, SEK 243.00, was paid on 1 February. The lowest, SEK 132.00, was paid on 21 September.

Scania share trading volume

On average, about 118,100 Scania B shares changed hands each trading day in Stockholm. The turnover rate for B shares was 29 (36) percent, compared to 134 (107) percent on Stockholmsbörsen as a whole. In New York, an average of about 41 Scania ADRs were traded per day. At year-end, there were about 71,000 (86,000) ADRs *outstanding*.

Ownership structure

Volkswagen AG has been Scania's largest owner in terms of votes, with 34.0 percent of voting power and 18.7 percent of share capital, since March 2000 when

Share price, Stockholmsbörsen, Scania B shares


500
400
300
200
100
All-Share Index (SAX)
Scania B shares

Trading volume in thousands (including after-market)


60,000
40,000
20,000
0
97
98
99
00
01
02

About Scania shares

Scania's share capital is divided into 100 million A shares and 100 million B shares. Each A share represents one vote and each B share one tenth of a vote. Otherwise there are no differences between these types of shares. The nominal (par) value per share is SEK 10.

Market listings

Since 1 April 1996, both types of Scania shares – Series A and Series B – have been quoted on Stockholmsbörsen and the New York Stock Exchange (NYSE). In Stockholm, both A shares and B shares are quoted on the exchange's A list, in the "most traded" segment. A round lot consists of 100 shares.

On the NYSE, Scania's shares are traded in the form of American Depositary Receipts (ADRs), consisting of 10 shares, with Citibank as the depositary bank. Scania shares are also traded on the London Stock Exchange Automated Quotations system for non-UK equities (SEAQ International).

it bought part of Investor's stake in Scania.

Investor's stake in Scania after the sale amounts to 15.3 percent of the votes and 9.1 percent of the capital. Investor is thus Scania's third-largest shareholder. Volvo has 30.6 percent of the votes and 45.5 percent of the capital in Scania. Volvo is thus Scania's second-largest owner in terms of votes and largest owner in terms of capital. The European Commission decided to restrict Volvo's ownership influence in Scania, and Volvo must divest its Scania holding by April 2004 at the latest.

On January 2002, the number of shareholders in Scania was about 39,000, a decrease of 2,000 since January 2001. Non-Swedish ownership including Volkswagen AG amounted to 35.8 percent of votes and 21.4 percent of capital.

Beta coefficient

According to Stockholmsbörsen's calculations, the beta coefficient for Scania's B shares was 0.69 at year-end. This means that on average, Scania shares fluctuated less than the average for the exchange. The explanatory value for Scania shares was 0.18. This means that 18 percent of the changes in Scania shares could be explained by overall changes on the exchange.

Dividend

The Board of Directors proposes that the Annual General Meeting approve a dividend of SEK 3.50 per share for the financial year 2001. The dividend for 2000 amounted to SEK 7.00 per share.

Per share data

SEK (unless otherwise stated)	2001	2000	1999
Earnings	**5.24**	15.40	15.73
Shareholders' equity	**79.98**	78.49	67.74
Dividend (2001: proposed)	**3.50**	7.00	7.00
Market prices, B shares			
Highest for the year	**243.00**	310.00	312.50
Lowest for the year	**132.00**	205.00	154.00
Year-end (at closing)	**192.00**	210.00	306.50
Price/earnings ratio, B shares	**36.6**	13.6	19.5
Dividend payout ratio, %	**66.8**	45.5	44.5
Dividend yield, %[1]	**1.8**	3.3	2.3
Annual turnover rate, % (B shares)	**29**	36	205
Number of shareholders	**39,000**[2]	41,000[3]	43,000[4]

Average daily number of shares traded, 2001:		
– Stockholmsbörsen	A	30,400
	B	118,100
	Total	**148,500**
– New York Stock Exchange	A ADRs	16
	B ADRs	25
	Total	**41**

1 Dividend divided by the market price of a B share at year-end.
2 On 31 January 2002.
3 On 31 January 2001.
4 On 29 January 2000.

The ten largest shareholders, 31 January 2002

	% of voting power	% of capital
Volkswagen	34.0	18.7
Volvo	30.6	45.5
Investor	15.3	9.1
Wallenberg foundations	4.2	3.5
Alecta (formerly SPP)	4.0	2.9
SHB Handelsbanken sphere	2.2	1.9
Nordea mutual funds	1.1	1.3
AMF Pension	0.5	0.6
Sixth Swedish National Pension Fund	0.2	0.3
D. Carnegie	0.2	0.1
Total	92.3	83.9

Ownership structure, 31 January 2002

Number of shares		% of shareholders	% of capital
1–	500	90.1	2.4
501–	2,000	7.5	1.5
2,001–	10,000	1.7	1.6
10,001–	50,000	0.4	1.7
50,001–	100,000	0.1	1.0
>	100,000	0.2	91.8
Total		100.0	100.0

Scania's website, www.scania.com includes continuous information about Scania, Scania shares, quarterly reports and Annual Reports and provides a way to contact Scania's Investor Relations department.


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Vision, mission statement and strategy

Vision

Scania shall be the leading company in its industry by creating lasting value for its customers, employees, shareholders and other stakeholders.

Mission statement

Scania's mission is to supply its customers with high-quality vehicles and services related to the transport of goods and passengers by road. By focusing on customer needs, high-quality products and services as well as respect for the individual, Scania shall create value-added for the customer and grow with sustained profitability. Scania thereby also generates shareholder value.

Scania's industrial operations specialise in developing and manufacturing vehicles, which shall lead the market in terms of performance, life-cycle cost, quality and environmental characteristics.

Scania's commercial operations, which include the sales and service organisation, shall supply customers with vehicles and after-sales support, thereby providing maximum operating time at minimum cost over the service life of their vehicles.

Strategy

Concentration on heavy transport vehicles

Scania's operations focus exclusively on heavy transport vehicles. In mature markets, demand for trucks and buses in the heavier segment increases with GDP growth. In developing countries, it increases faster or at the same pace as the infrastructure expands and standards of efficiency improve in the transport industry.

Modular product system

With Scania's modular product system, the customer gets the exact vehicle specification he or she wants. The more closely a vehicle is adapted to its transport task, the better the customer's operating economy will be. The modular system is the basis for production quality. It simplifies parts management and contributes to a higher degree of service.

The modular system limits the total number of main components that are included in Scania's product range. It thereby allows considerably longer production runs for these components than is possible in a conventional product system. Scania's modular product range and global quality standards make it possible to use the same process engineering at all Scania facilities.

Complete range of vehicles, services and financing

Offering the best package solutions in the market is the key to implementing Scania's growth targets. Scania's customers increasingly use their vehicles round the clock. This presupposes rapid, continuous access to service and repairs. In addition to its vehicle development work, Scania is continuously improving its sales and service network. Customer financing is an important element of Scania's complete product range.

Focus on growth markets

Scania's main markets – Europe, Latin America and Asia – have good potential for long-term growth.

An increasingly borderless Europe, with growing economies, is offering major opportunities to manufacturers with a well-developed sales and service network.

In Latin America, the demand for vehicles, services and financing is increasing as an increasing share of both goods and passenger traffic utilises heavy vehicles.

Asia is a long-term growth market. Infrastructur improvements will open the way for a more efficient transport sector.

Identity and brand name


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Scania has a strong brand name. Behind this is a solid corporate culture that always puts the customer first. Respecting the knowledge, experience and desire of all individual employees to continuously improve their work is fundamental to Scania's culture.

A brand that inspires confidence

Scania has always offered good technical solutions, with the ambition of outperforming its competitors. The company's products and services should not only live up to customer expectations, but also surpass them.

Scania engenders a sense of pride among employees as well as customers. The customer should feel secure and confident that he or she has made a sound investment. Scania products help vehicle owners and drivers to enjoy respect for their choice of professional working tools.

Values

Aside from the company's products – vehicles, services and customer financing – Scania's identity is shaped by its values and working methods.

The various units of the company share three values, which form the basis of both Scania's corporate culture and its business success:

Putting the customer first

Scania focuses all its efforts on the needs and activities of its customers. It does so by optimising the value chain – from development work via production and sales to customer finance and servicing of vehicles while they are in operation. By viewing its business over a vehicle's entire life cycle, Scania also creates a close contact with each customer.

Respect for the individual

Respect for the individual is a cornerstone of leadership at Scania. One of the most important tasks of a Scania manager is thus to teach fellow employees and to apply the principles that govern the company's work.

New ideas and inspiration are born out of day-to-day operations. When given increased responsibility, Scania's employees always seek better solutions in their work. Their knowledge, experience and desire for continuous improvements contribute to greater efficiency.

Quality

The quality of Scania's products and services must be first-class and uncompromising. All employees, no matter where they are in the organisation, know that only by delivering high quality can Scania surpass customer expectations. This also eliminates waste in the organisation.

By immediately dealing with deviations – "loving deviations" to put it a bit more colourfully – and then promptly remedying them, Scania's employees continuously improve the quality of their products and the efficiency of their work process.

Scania's role in society

An ethical approach to work and business is the responsibility of every employee. Respect for the individual is one of the core values that define how Scania's employees behave towards their surroundings and their fellow employees.

Scania works actively to emphasise ethical and social values within the organisation. There is a strong connection between business ethics, social commitment and the Scania brand.

Ethics

The overall purpose of Scania's operations is to create lasting value for its customers, employees, shareholders and other stakeholders. Sound ethics and high moral standards are a precondition for winning and maintaining trust and respect – and thereby also for profitable long-term operations.

Scania supports and respects the international principles of human rights.

Assuming social responsibility

Scania regards assuming social responsibility as self-evident. Also important is working towards positive local social development where Scania has operations.

One way in which Scania pursues its commitment to social issues is through collaboration with various public agencies and organisations. During 2001, Scania organised a top-level road safety conference in Brussels, attended by some 300 decision-makers from the European Commission, the EU Parliament and other organisations. At the conference, Scania took the initiative for two projects aimed at improving road safety in Europe, Young European Truck Driver and the creation of a common European road database for heavy vehicle operators.



During 2001, Scania organised a large road safety conference in Brussels. EU Commissioner Erkki Liikanen and Scania CEO Leif Östling look more closely at how intelligent transport systems can improve road safety.

Freedom of contract and co-determination

All employees of Scania's global organisation are fully entitled to participate in trade union work, and a majority of employees belong to a union.

In those countries where Scania has production units, employees have access to company information and the right to co-determination, as provided by national legislation. Collective negotiations take place at all production sites and in most sales companies.

Suppliers

Scania has a procurement policy that specifies the standards required in the company's relationship with its suppliers. Business ethics and social aspects play as central a role here as quality and environmental standards.

Among other things, Scania's procurement policy states that ethics and integrity are the responsibility of every employee and that, in cases where business activities are not covered by special laws or rules, Scania's behaviour shall always be characterised by honesty and respect for others.

Product concept

To enable Scania to continuously surpass customer expectations, its operations are based on an integrated product concept that combines vehicles, service-related products and financing. Through its collective knowledge in these fields, Scania helps to improve the profitability of its customers.

Deregulation of markets and increased international trade imply far-reaching changes in the working conditions of transport operators. Large national or international haulage companies are being formed through mergers or acquisitions. The transport industry is increasingly dominated by companies with large, highly developed vehicle fleets and by specialised smaller companies. There is a growing demand for such services as financing, insurance, short-term leasing and maintenance. Using flexible package solutions that are tailored to fit each customer's needs, Scania helps many companies to achieve comprehensive transport solutions.

The future will require continuously optimising the value chain – from product development through production, sales, customer financing and servicing of vehicles.


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Vehicles, service-related products and financing are essential elements of Scania's value chain.

Vehicles

The better Scania's vehicles and service-related products are adapted to the customer's transport task, the higher the customer's profitability will be. Scania's modular system is based on using components in many different combinations, giving customers a nearly unlimited number of possibilities to tailor vehicles to their needs.

Service-related products

Buyers of heavy vehicles want specific solutions that enable them to use each vehicle optimally. Many customers prefer to pay a fixed per-kilometre price to ensure that their vehicle will always be on the road, without needing to worry about service, maintenance and availability. This is why Scania has developed a broad range of services that make it possible for customers to focus on their core business – transport services and logistics.

With a broad, far-flung network of 1,000 sales locations and 1,500 service points, customers always have access to Scania products and service.

Financing

Customer financing is an important component of Scania's package solutions. Financing of vehicles occurs by means of operating leases, financial leases and hire purchase contracts. In Latin America, Scania offers customer-financed savings programmes, while also working with external lenders.

New financial services related to Scania's products are continuously being developed.

Industrial and commercial system

The governance of Scania is based on the company's integrated global structure. Vehicles, services and customer financing are elements of the same product offering, which creates value-added for customers.



Group Management
Staff units
Staff units
Scania's commercial system
The market
Service
Sales
Marketing
Scania's industrial system
Production
Development
Scania-owned and independent sales and service organisation
Products and services

Scania's industrial system

Scania's industrial system is responsible for development and manufacture of vehicles and engines, as well as development of services and marketing of products. Future customer needs, combined with technological advances, determine the company's product development work.

All development work occurs in direct collaboration with production units, to ensure that products can be manufactured in an efficient way with the highest quality.

The marketing unit in the industrial system gathers signals from the market and direct them to the development organisation, which shapes concrete development projects. The marketing unit is responsible for market and volume planning as well as for developing the sales and service network.

Scania's commercial system

Scania's commercial system consists of national sales and service organisations. Those that are owned by Scania work independently under their own boards of directors, according to the growth and financial return targets and principles established by Scania.

The companies in the commercial system – both Scania-owned or independent – negotiate on market terms with the industrial system.

Employees

Respect for the individual is a precondition for the development of employees – both in their work and as human beings. The main key to this is highly skilled leadership and long-term human resource development.

Leadership focused on working methods

Clear, supportive leadership, with clear allocation of responsibilities, is fundamental to Scania's continuous improvement efforts. This establishes a creative, secure environment, thereby encouraging initiatives and the courage to break new ground, and rewarding concrete, lasting results.

One of the most important tasks of a Scania manager is to teach and to apply the principles that form the basis of the continuous improvement method of working. Employees in the company's operations often give birth to new ideas and impulses, while their managers stimulate the continuous development of working methods. This leads to lasting improvements in results.

Human resource development

Scania managers must utilise the talents of their fellow employees and stimulate development. At the same time, each individual employee has a responsibility for improving his or her own skills.

Scania's human resource development work has a long-term focus – from contacts with schools to quality-assured training programmes tailored to the needs of employees throughout their years with the company. During 2001, 10,000 participants underwent training in 200 different courses as part of Scania's programmes.

Scania's industrial research programme enables graduate engineers to combine permanent employment with research at the licentiate or doctoral level.

The Scania Marketing Academy provides academically accredited training that develops leadership talent and strengthens the business skills of Scania's marketing organisation. The Academy is run in collaboration with the Stockholm School of Economics.

Scania operates its own technical upper secondary school in Södertälje, which trains certified fitters and production mechanics. There are also Scania-affiliated industrial schools in Zwolle and São Paulo.

Global corporate culture

The Personnel Exchange Programme (PEP) broadens the skills of Scania employees and enables them to work in other countries. Since it was established, more than 550 Scania employees have completed the programme.

Motivating employees

A good working environment, personal responsibility and teamwork provide motivation. Combined with bonus systems, they increase employee participation and dedication. In Sweden, the bonus system is based on the year's delivery assurance and productivity growth. Funds are transferred to a foundation in which each employee holds shares. At year-end 2001, the foundation owned 0.5 percent of Scania shares. In France, the bonus is determined by earnings, quality and delivery precision, and in the Netherlands by earnings and low absenteeism.

In Latin America, the bonus is based on production, low absenteeism, market leadership, teamwork and improvement efforts.


With 1,700 employees, the cab production unit in Oskarshamn is one of Scania's largest plants.



Scania's trainee programme

To ensure a long-term supply of employees for key positions, Scania operates a trainee programme designed primarily for newly graduated engineers and economists or MBAs, giving them an opportunity to work for one year in different positions at the company. The programme, which also includes a training period abroad, provides the necessary skills for a successful future career in the world of Scania.



Karl Bernqvist, Sweden, procurement trainee:
"Through the trainee programme, I have become acquainted with people and parts of the organisation that I would otherwise not have come into contact with in an equally natural way. It has provided me with the basis for a holistic view that will be of great use to me in my daily work and my future career. During my next training periods I will be working in marketing and production, and finally abroad with an importer or dealership, which I am really looking forward to."



Ronnie Dedden, the Netherlands, production trainee:
"The trainee programme is a fantastic opportunity to learn more about a respected, global company like Scania. For me, product development has been a good place to start, right at the heart of Scania. Now I am looking forward to gaining more experience during my other training periods in production, logistics and marketing."



Anna Wallin, Sweden, marketing trainee:
"During my first trainee period, I have been at a Scania dealership. My work there has given me a good understanding of the customer's business. One of the high points was when I was allowed to travel with a truck driver for one week and learn how a Scania should be designed to give our customers the best possible working conditions.

"During the trainee programme, I hope to learn a lot about the product, the industry, competitive conditions and especially about the Scania organisation. I am also looking forward to international contacts and personal development."

The Scania Production System

One essential element of the Group's industrial system is the Scania Production System (SPS), which provides the basis for growth, competitiveness and increased profitability.

Scania's components are the same, regardless of whether production takes place in Europe, Latin America or some other part of the world.

The same thing applies to the philosophies, principles and priorities that govern its working methods. Regardless of what languages are spoken at Scania's production plants, their employees share a common production language. A language where the customer always comes first.

The Scania Production System has been developed at the company's own workshops. In most places, SPS is now firmly rooted in Scania's day-to-day work. Its most important success factor is the knowledge, experience and willingness of all individual employees to continuously improve their work. Scania employees are growing into new, creative roles. Everyone personally participates in developing methods and tools, in order to make the production system as dynamic as possible. Scania's suppliers are also part of this production system, which is based on three philosophies:

- Putting the customer first
- Respecting the individual
- Quality – eliminating waste

Four main principles

The Scania Production System is based on four main principles:


Standardised working method
Doing it right the first time
Consumption-controlled production
Continuous improvements

Standardised working method – the normal situation

To ensure that Scania's products maintain high and uniform quality, work processes have been standardised and documented. Tasks are performed in a specific way, at a specific pace and with an even, balanced flow throughout the production chain. In the Scania Production System, this is called the "normal situation". Given a standardised working method, both manufacturing time and quality will be constant.

Doing it right the first time

Scania's quality improvement efforts are based on the principle of "Doing it right the first time". Since work takes place visually, with visible buffers and process follow-up posted on bulletin boards, what is normal or abnormal becomes obvious. Direct feedback to the person who caused a deviation allows it be remedied quickly, helping to create a quality-assured work process.

Consumption-controlled production

Scania's customers decide how many trucks, buses or industrial and marine engines will be manufactured. It is the customer who determines when production will begin. This principle permeates the entire Scania production chain, from submitting orders to suppliers through production and assembly through the final product that is ready for delivery.

With consumption-controlled production, Scania manufactures products with higher quality and at lower cost, while all of the customer's wishes can more easily be satisfied.

Consumption-controlled production also applies to the provision of services, where activities are based on real needs.

Continuous improvements

Continuous improvements mean discovering and eliminating waste, then applying the resulting liberated resources to productive tasks.

1,000 improvement teams

The most important success factor in the Scania Production System is the work of the improvement teams. Worldwide, Scania now has more than 1,000 such teams, in which managers, engineers, fitters, equipment operators and other categories of employees contribute their knowledge, professional skills and talent to solving problems. Challenging and improving the existing processes is part of the daily work of these teams. The goal is to find the easiest flow and the easiest method for each situation in their daily work, in order to achieve the highest possible quality and the least possible waste of resources.

Leadership focusing on working methods

One of the most important tasks of managers in the Scania Production System is to teach the principles on which the SPS working method is based. Everyone involved in operations helps to give birth to new ideas and impulses, with managers encouraging the development of new standardised working methods and making sure that these methods enjoy employee support. This kind of leadership is participative and supportive, and it leads to continuous improvements.

The modular system

Product specifications are based on customers' individual needs. The modular system enables Scania to offer tailor-made vehichles that increase the profitability of the customers, while ensuring Scania's cost-effectiveness.


Different thickness of side-members
Rear axles
Basic gearboxes
Front axles
Engines with the same combustion chamber
Cabs that can be adapted as needed
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Research and development

The Scania Technical Centre makes improvements and refinements in today's product range, while laying the groundwork for the next product generation. To the 1,300 researchers and engineers working at the company's product development units, one of the major challenges is to successfully combine the future needs of customers with technological developments.

Quality

The complexity of the products developed by Scania's researchers and engineers increases every year. Advanced new measuring techniques contribute to continuous improvements in quality. Nowadays many tests are performed in computer simulation programmes, in less time and with greater precision than previously.

The vehicles of tomorrow

Products being developed today will be in the market four or five years from now. Trying to foresee what the transport industry will look like over such a long period is a difficult but necessary task for Scania. Not only must today's problems be solved, but also tomorrow's – problems that are largely still unknown.



During 2001, research and development expenses rose to SEK 1,955 m. (1,621). In the photo, work is underway on a turbocompound unit.

Safety

Safety-mindedness has a long tradition at Scania and for many years it has been integrated into all of the company's development work. Today Scania is a pacesetter in accident-prevention vehicle technology and is working towards international harmonisation of road safety improvements.

In November 2001, Scania organised its second European road safety conference, attended by officials from the European Commission as well as other public agencies and organisations. The purpose of the conference was to examine road safety in a holistic way, embracing all three main actors: drivers, vehicles and road networks. The conference focused on how new technology can be applied in order to improve safety on European roads.

The intelligent truck

Electronic engineering is playing an increasingly prominent role in the development of vehicles that are safer on the road. Above all, electronic equipment benefits active safety, in other words, it helps prevent accidents from happening. With the aid of electronics, vehicle functions can be monitored in such a way as to give the driver more time to concentrate on traffic.

In the near future, advances in information technology (IT) will affect other areas of road safety as well, for example vehicle safety standards, logistics, navigation and communication.

Perceived quality

Customer choices are also determined for reasons other than purely quantifiable vehicle characteristics and performance. Product design and identity are becoming increasingly important. Today's product developers must also pay close attention to the "soft" values inherent in the Scania brand.



During 2001, Scania introduced red seatbelts, which are clearly visible from outside when in use.

Standardised working method

The concepts in the Scania Production System have also been adapted to the work of the Technical Centre, with one objective being to deliver test results in a more systematic, efficient way. Streamlining the work process will allow more time to be used for creativity.

Environmental priorities in development work

Life-cycle thinking is the foundation of Scania's research and development work. The Scania Technical Centre pursues the long-term task of developing future generations of vehicles and engines. By weighing in the environmental aspects at an early stage of development work, the environmental impact of the product can be reduced throughout its life cycle. Better fuel consumption and reduced emissions are always in the spotlight. Choosing the right materials and decreasing vehicle weight without sacrificing quality, cargo capacity and performance are other high-priority areas.

New IT systems are helping to improve road safety.





Scania's largest truck production plant is located in Zwolle, the Netherlands. Since its inauguration in 1964, more than a quarter million heavy trucks have been manufactured here.

Production

Scania is continuing to improve its production processes, based on the principles of the Scania Production System.

Extensive restructuring is underway in cab production and in bus and coach operations, in order to strengthen their long-term future.

In Latin America, Scania began a number of vigorous action programmes to lower costs and adapt its operations to the weak economic growth in the region.

Scania has production facilities in Europe and Latin America, plus assembly plants at a number of locations in Africa and Asia. The European production units supply the markets in Europe as well as in Asia, Africa and Australia. The production network in Latin America primarily supplies the Latin American market.

During 2001, Scania completed the task of concentrating its European engine production in Södertälje as well as restructuring chassis assembly in Södertälje. The gradual transfer of cab manufacture from Meppel, the Netherlands to Oskarshamn, Sweden is continuing and will be completed during 2002.

Continued restructuring of bus operations

In order to improve and strengthen Scania's bus business, increase its competitiveness and achieve sustainable profitability comparable to that of truck operations, during 2001 Scania continued its restructuring of European bus and coach operations.

To take advantage of synergies with trucks, Scania is gathering its product development, production, purchasing, marketing and sales resources into common units with responsibility for both trucks and bus chassis.

Bus bodybuilding operations, with shorter production series and a large element of craftsmanship, will form a separate unit with its own resources and development opportunities. The restructuring of Scania's bus operations will be completed during 2002.

Production systems

The Scania Production System (SPS) continuously improves processes as well as products, thereby increasing efficiency and profitability. The core of SPS is management by means, instead of management by results. Based on a number of philosophies and principles, Scania's employees have developed working methods that have paid off in the form of higher quality and better competitiveness.



Scania's European cab production is being concentrated at Oskarshamn.

Flexibility

Since order bookings began to decline late in 2000, Scania has reduced the number of production employees in Europe by about 1,200. Most of these employees were on short-term contracts.

The flexibility of the Scania Production System makes it possible to respond more smoothly to changes in volume. Flexible working hours and component exchanges between Europe and Latin America are important in order to adapt production to order bookings. When these opportunities are exhausted, the number of employees must be increased or reduced.

Concentrated component production

The changes underway in Scania's production structure are being adapted to the principles of SPS. During the year, Scania began a major restructuring of its European powertrain production, that is, engines, gearboxes and axles. This task, which will be completed late in 2004, will result in a concentration of component production. The new structure will make it easier to work according to the main principles of SPS, resulting in both quality improvements and cost savings.

Decentralised final assembly

Another principle of Scania's production structure is decentralised final assembly. By locating final assembly as close to the customer as possible, the company achieves shorter lead times, a better feel for customer needs and lower logistics expenses.

Production in Europe

During the year, Scania produced a total of 40,023 (46,353) vehicles in Europe, of which 37,399 (44,235) were trucks and 2,624 (2,118) buses. It also produced 2,692 (2,527) industrial and marine engines.

Productivity, measured as the number of vehicles manufactured divided by hours worked, declined by 13.9 percent. Declines in productivity are common during volume downturns, before the staffing level can be adjusted.

The workforce at Scania's European production units declined to a total of 9,160, of whom 72 percent worked in Sweden, 20 percent in the Netherlands and 5 percent in France. The proportion of employees on short-term contracts declined during the year, due to lower production.



The pay level rose by 5.3 percent in Sweden, compared to 4.2 percent in the Netherlands and 3.5 percent in France, calculated in local currency.

Depreciation fell compared to 2000, reaching SEK 1,130 m. (1,088). Capital expenditures in production operations totalled SEK 1,001 m. (837).

Production in Latin America

As a consequence of the weak trend in Latin American markets, Scania took vigorous steps to deal with profitability problems in its Latin American operations and to achieve a competitive cost level.

In Brazil, the company initiated a reduction in the workforce by means of cyclically adapted working hours and a severance pay offer. In Argentina, Scania took additional steps which, together with the devaluation of the peso, will result in sizeable cost reductions at Latin American production units.

In order to lower costs, efforts to increase the local content of Scania's products also continued.

Procurement

During the year, Scania continued its work to integrate advanced key suppliers more closely into its operations. These suppliers are now joining the development and production process at an earlier stage. They will participate in operations in the same way as Scania's own units.



Pre-assembly at the cab production unit in Oskarshamn.

Quality and delivery assurance

Scania's customer order-controlled production system places strict demands on all links in the value chain, including both external and internal suppliers, to deliver the right products with the right quality at the right time.

Quality and delivery assurance are very important factors in choosing sub-contractors. Scania's suppliers must be certified according to the QS 9000 quality programme and must have an ISO 14001 certified environmental management system.

Supplier structure

Suppliers of key components must be located close to the company's production facilities. Other suppliers are chosen more freely in order to obtain components at lower cost.

During the year, in several areas Scania switched from suppliers that had not fulfilled quality, delivery assurance or environmental standards. At the end of 2001, Scania had 795 production suppliers, of which 550 in Europe and 245 in Latin America.

E-procurement

Scania introduced a number of systems for e-procurement (purchasing via the Internet), mainly for obtaining indirect materials. During 2002 the company is installing an electronic invoice management system.

Concentrated transport systems

In collaboration with a small number of logistics suppliers, Scania is creating an integrated, optimised transport system for its European operations. This will improve delivery precision while reducing total costs and decreasing environmental impact.



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Scania trucks produced in Zwolle go to markets in Europe, Asia, Africa and Australia



The environment

Scania is working to reduce the impact of its products on the environment throughout their life cycle. For all employees, weighing in the environmental aspects is a self-evident part of their everyday work. The objectives are cleaner production, cleaner products and greater resource efficiency.

Integrated environmental work

Environmental work is integrated into Scania's operations and has the same importance as quality, training and economic issues. All managers have environmental responsibility in their operating area.

The environmental organisation is structured as a network. Common items of business are prepared by the Scania Environmental Committee, where environmental coordinators from various operations meet under the leadership of the Quality and Environment department. The environmental coordinators have advisory and supportive functions in the organisation.

Environmental work is an increasingly integral element of Scania's operations. For this reason, environmental reporting is now being done in the Annual Report, instead of in a separate Environmental Report. All environmental decisions of a strategic nature are made in the operational decision-making structure. Read more about Scania's environmental work at: www.scania.com

Scania's truck cabs are available in 1,600 colours. Even today, painting operations at the Oskarshamn plant have little environmental impact. The paintshop is further improving its performance with the help of the ongoing investment programme.

The highest decision-making level is the Scania Executive Board, which makes strategic environmental decisions as well as establishing and following up overall environmental matters.

A certified environmental management system

Since 1999, Scania's industrial system – which includes development resources, production units and corporate marketing staff units – has been certified according to ISO 14001 international standards. The task of establishing environmental management systems in the sales and service organisation is continuing.

Environmental reporting

Beyond its continuous economic reporting, Scania conducts annual follow-ups of such items as raw material, chemical, energy and water use. Follow-up and revision of Group-wide environmental targets are carried out every year. Starting this year, environmental targets, actions and results are presented in the Annual Report and on Scania's web site, www.scania.com

Life-cycle perspective

Day-to-day environmental work is based on the life cycle of products. Scania's aim is to decrease the environmental impact of its products and services during every phase of their life cycle. Each portion of Scania's operations receives systematic attention. The objectives are cleaner products, cleaner production and greater resource efficiency.


Research and development
Material selection and procurement
Manufacturing
Product service life
Service and maintenance
Recycling

Most of the environmental impact of Scania's products and services occurs while they are in use. Development work is the company's opportunity to directly influence the prerequisites for better environmental adaptation of its products. By means of product development, Scania is working to minimise fuel consumption and thereby reduce carbon dioxide emissions, while ensuring that its engines comply with legally stipulated maximum levels of nitrogen oxide, particulate, hydrocarbon and carbon monoxide emissions. Vehicles also have to be easy to dismantle after their full service life. Scania finalised dismantling manuals for its buses and coaches during 2001.

Scania's modular system makes it possible to specify a vehicle based on a customer's transport needs and environmental performance requirements. The company provides additional sales support by supplying environmental declarations for its products.

The public arena

The western European market, which is important to Scania, is greatly affected by European Union legislation. During 2001, the EU's Euro 3 emission rules for all new vehicles entered into force. Scania's engine range was adapted to the Euro 3 rules during January-November 1999 and was supplemented with the new V8 engines in May 2000.

During 2001, the European Commission submitted a white paper with recommendations on a European transport policy to the EU Council of Ministers and the European Parliament. The white paper forecasts a 50 percent increase in cargo transport volume on the roads by 2010. The Commission's ambition is to keep the increase in road haulage volume lower for environmental reasons. The white paper sets a growth target of 38 percent in the road haulage sector. A decision to adopt the white paper as the basis for future directives is expected during 2002.

Despite the Commission's desire to limit the growth of road haulage volume somewhat, for Scania the recommendation in the white paper means that the market for trucks and buses will continue to grow.

International climate negotiations resulted in an

Scania's Environmental Policy

As a global manufacturer and distributor of heavy commercial vehicles, engines and related services, Scania is committed to develop products that pollute less and consume less energy, raw materials and chemicals during their life cycle.

In order to achieve this:

- we strive to maintain a lead in commercially applicable technologies
- we work well within legal demands and promote internationally harmonised, effective environmental requirements
- we prevent and continuously reduce the environmental impact through *development of products,* services and production processes
- we take the environmental aspects and objectives into account in our daily work
- we have an open and regular communication with our interest groups regarding our environmental work

By this we contribute to economical and ecological advantages for our customers and for society. Proactive environmental work is therefore of vital importance to Scania.

agreement on the Kyoto Protocol in Marrakech. A sufficient number of countries are prepared to ratify the protocol to allow it to enter into force during 2002. The EU countries have allocated for carbon dioxide emissions allowances among themselves and will work together to cut these emissions by 8 percent during the period 2008 to 2012, with 1990 as the base year.

In 1998 the transport sector accounted for 28 percent of EU carbon dioxide emissions, according to the Commission. The white paper on transport policy discusses measures to decrease emissions. Among the recommendations are such goals as increasing the use of biofuels, streamlining transport efficiency and improving the competitiveness of the railway sector. Beginning in Germany, exhaust class-related road fees for heavy traffic are expected to be introduced from 2003. In conjunction with this, increased customer demands for better environmental performance can be expected. Scania thus foresees an increasing total market, with progressively stricter requirements for cleaner exhausts and improved fuel efficiency.

Environment and economics

During 2001, Scania's costs for raw materials, chemicals, energy and water totalled about SEK 1,510 m. Transport expenses amounted to SEK 1,250 m.

Emissions of carbon dioxide from production plants totalled 69.2 Ktonnes. In relation to sales of Scania products, this represented 1.5 g/SEK. Use of energy and water per vehicle produced rose compared to the year before. This was due to the smaller number of vehicles produced and a cold winter, which increased the heating requirement at plants in Sweden.

Environmental investments

Scania defines an environmental investment as a capital expenditure carried out only for environmental reasons and aimed at reducing external environmental impact.

An investment is often motivated by several different reasons at the same time, of which environmental impact may be one. Scania prefers to make environmentally related investments simultaneously with other investments, which are also justified for other reasons, instead of making corrections afterwards.

With the investment strategy that Scania has chosen, the effect in terms of environmental improvement per krona of spending is usually better. This means that Scania does not regard large environmental investments, according to the above definition, as goals in themselves, but rather as a portion of overall investments that should be minimised.

During 2001, Scania's investments in property, plant and equipment totalled SEK 1,980 m., of which SEK 15 m. were classified as environmental investments. The cab plant in Oskarshamn began construction of a new topcoat application facility. The investment totals SEK 453 m., of which SEK 104 m. during 2001. The unit will go into operation during 2002. The new finishing paintshop will result in considerable environmental gains. The transition to water-borne paints reduces solvent emissions and improves recycling of paint residues.

Research and development expenses

The development of new or improved products leads to better environmental performance. Future legal requirements for products are a major factor in development work and, as a rule, are motivated by environmental or road safety reasons. There are usually a number of different motives behind development work, which are difficult to distinguish from each other.

Environmentally related expenses as a proportion of Scania's sales



Transport services, SEK 1,250 m.
Raw materials, SEK 1,230 m.
Energy, SEK 160 m.
Chemicals, SEK 110 m.
Water, SEK 8 m.

The size of environmentally related expenses totals about 6 percent of sales of Scania products.

Wastes sent to landfills



kg per vehicle
Target for 2004
Total, tonnes
200
150
100
50
0
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01 04

Wastes sent to landfills during 2001 totalled about 3,400 tonnes, or 69 kg per vehicle, excluding foundry sand.

Energy use



MWh per vehicle
Target for 2004
Total, GWh
18
16
14
12
10
8
6
4
2
0
700
600
500
400
300
200
100
0
97 98 99 00 01 04

During 2001, energy consumption totalled about 570 GWh, equivalent to some 12 MWh per vehicle.

Emissions of organic solvents



kg per vehicle
Target for 2004
Total, tonnes
14
12
10
8
6
4
2
0
500
400
300
200
100
0
97 98 99 00 01 04

In 2001, organic solvent emissions from painting/rust-proofing totalled some 385 tonnes, or 8.0 kg per vehicle.

Carbon dioxide emissions related to energy use, 2001

	Energy use, GWh		Carbon dioxide emissions, Ktonnes	
	2001	1996	2001	1996
Electricity	340	360	20	23
District heat	60	130	4	9
Fossil fuels	170	200	45	51
Total	570*	690*	69	83
Per vehicle	12 MWh		1.4 tonnes	

* Subtotals and totals are rounded to multiples of ten.

In 2001, carbon dioxide emissions from Scania's production amounted to 1.4 tonnes per vehicle, or a total of 69,200 tonnes.

Water use



Cubic metres per vehicle
Target for 2004
Total, cubic metres
24
22
20
18
16
14
12
10
8
6
4
2
0
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
97 98 99 00 01 04

During 2001, water consumption was about 570,000 cubic metres, equivalent to 12 cubic metres per vehicle.

Chemical use, 2001



Oils/lubricants
Process oils/ emulsions
Degreasing agents
Paint, water-based
Paint, solvent-based
Powder paint
Rust-proofing agents
Solvents
Foundry chemicals
Other chemicals
Cubic metres 0 100 200 300 400 500 600 700 800

The consumption of chemicals in 2001 was about 4,200 cubic metres, equivalent to 88 litres per vehicle.

During 2001, research and development expenses totalled SEK 1,955 m. Scania has chosen not to try to separate and report the environmentally specific portion by itself.

Operating permits

Most of Scania's facilities around the world are required to have operating permits that comply with national legislation. All five production units in Sweden and the subsidiary Ferruform carry out operations that require permits under the Environmental Code. Their main impact on the external environment occurs by means of emissions into the air, discharges into the water, waste products and noise.

During 2001, Scania's facilities in Södertälje were subjected to new requirements related to nitrogen oxide emissions from engine testing labs and improved final treatment of wastewater. The new standards do not impose any new restrictions on production capacity.

During the year, the Sibbhult plant also received new permits for increased production and painting operations. The wholly-owned subsidiary Ferruform in Luleå received a new permit for increased production and new surface treatment facilities.

Environmental risk management

During 2001, Scania devised a method for ground and groundwater inventories, including risk analysis. Inventorying began and will be completed at all production units by the end of 2002.

At the Zwolle plant, Scania gained the approval of public authorities to change its plan for the decontamination of oil-polluted soil to a drainage programme and monitoring measurements. In Meppel, a permit was granted for the decontamination of boron-polluted soil. This decontamination will cost an estimated SEK 2.5 m.

Scania's risk management efforts focus on preventive measures, in order to protect employees and the company's collective assets. Every unit at Scania has an emergency plan for managing environmental disruptions. Scania has established a Group-wide procedure for integrating issues related to the risk of environmental damage with other risk management work.

During 2001, no incidents were reported that had a significant impact on the environment.

Does environmental work help improve the environment?

Scania began to launch its Euro 3 engine range early in 1999, nearly three years before it became compulsory in new vehicles on 1 October 2001. Until the end of June 2001, Euro 3 was not a necessity, but Scania sold about 17,000 trucks and buses featuring the new technology in the EU countries. If Scania had instead delivered the corresponding number of Euro 2 vehicles, with an average annual mileage of 150,000 km, nitrogen oxide emissions in the EU would have been 4,500 tonnes higher during this period. Since fuel economy is also unaffected, this environmental gain did not occur at the expense of higher carbon dioxide emissions or higher fuel expenses for the customer.

Revised target

Scania realised early in 2001 that the target of requiring all suppliers of products and components to have ISO 14001 certified environmental management systems in place by year-end would not be achieved. This target was revised to specify 50 percent of such suppliers. At year-end, suppliers accounting for 60 percent of purchased volume were ISO 14001 certified.

In some cases, Scania prioritised quality and delivery assurance, choosing to retain suppliers even though they did not fully meet the certification requirement.

Engines for ecological electricity production

At a wind farm in the San Gorgonio area outside Palm Springs, California, six Scania 9-litre engines were delivered during 2001 to serve units for wind-power stations. Scania's ethanol engines were configured for generators with an output of 150 kW and will produce electricity on days when there is too little wind. Scania's ethanol engine is the only heavy compression engine certified for zero particulate matter emission by the California Air Resources Board (CARB), the agency that regulates air quality in the state.

Compared to an ordinary diesel engine, these engines emit 60 percent less nitrogen oxide, 90 percent less carbon dioxide and 90 percent less hydrocarbons. Particulate emissions equal zero, which was very important to CARB.

Environment and economics

Summary of economic performance, Scania production organisation

Year	2001	2000	1999
Number of vehicles manufactured	48,151	55,581	49,482
Sales of Scania products, SEK m.	47,213	44,740	38,559
Raw material consumption			
Per vehicle, kg	3,200	3,200	3,400
Total, tonnes	156,000	180,000	170,000
Total cost, SEK m.	1,230	1,470	1,330
Chemical consumption			
Per vehicle, cubic metres	0.088	0.086	0.092
Total, cubic metres	4,200	4,800	4,500
Total cost, SEK m.	110	120	120
Energy use			
Per vehicle, MWh	12	11	12
Total, GWh	570	580	590
Total cost, SEK m.	161	154	160
Carbon dioxide emissions			
Per vehicle, cubic metres	1,400	1,300	1,500
Total, tonnes	69,000	71,000	74,000
Water use			
Per vehicle, cubic metres	12	11	13
Total, 1,000 cubic metres	570	600	620
Total cost, SEK m.	8	9	15
Solvent emissions from painting/rust-proofing			
Per vehicle, kg	8.0	8.6	9.2
Totalt, ton	390	480	460
Management of residual materials*			
Recycling:			
Per vehicle, kg	960	940	1,100
Total, tonnes	46,000	52,000	53,000
Revenues, SEK m.	16	18	18
Sent to landfills/other off-site disposal:			
Per vehicle, kg	180	200	200
Total, tonnes	9,000	11,000	10,000
Total cost, SEK m.	14	17	17

* Excluding foundry sand, about 26,400 tonnes.

Some of Scania's environmental targets for 2001

- A procedure for how to perform inventories of ground and groundwater was completed. Scania has begun to apply this procedure. It ensures that systematic inventories of ground conditions and of the historic environmental load are performed in preparation for future ground and groundwater investigations.
- Dismantling instructions for buses were completed.
- The number of chemical suppliers was reduced from 96 to 81.
- Efforts to achieve long-term environmental targets in the production organisation continued as planned. For example, the quantity of wastes sent to landfills per manufactured vehicle declined from 78 to 69 kg during the year.

Some targets for 2002-2004

- Based on the inventories that have been performed, the necessary ground and groundwater investigations will be carried out during 2002.
- The use of energy shall have decreased to 10 MWh per manufactured vehicle by 2004.
- The use of water shall have decreased to 10 cubic metres per manufactured vehicle by 2004.
- The amount of waste deposited in landfills shall have decreased to 50 kg per manufactured vehicle by 2004.



When there is not enough wind, ethanol-powered Scania engines generate electricity at these wind-power stations in the San Bernardino mountains of southern California.




SCANIA
SODERTALJE KUNDTJANST
transport – logistics

Trucks and buses

During 2001, global production of heavy trucks declined by 19 percent to 490,000 (611,000) vehicles. Scania was the third largest heavy truck make in the world with a share of 8.8 (8.4) percent.

World production of buses in Scania's segment – city and intercity buses and tourist coaches for more than 30 passengers – totalled 70,000 (69,000) buses. Scania was the world's third largest bus make in the heavy segment with 6.6 percent of global production.

Scania's sales of industrial and marine engines totalled 4,672 (3,300) units.

World production of heavy trucks
The ten largest makes

Make	2001	2000	1999
Mercedes-Benz	**65,049**	74,057	78,546
Volvo	**63,816**	79,091	81,069
Scania	**43,487**	51,409	45,795
MAN	**42,110**	43,394	36,576
Freightliner	**39,254**	70,590	88,517
RVI	**32,926**	34,490	31,386
Iveco	**31,455**	31,726	32,188
DAF	**30,369**	28,401	23,313
International	**23,899**	35,862	50,151
Mack	**22,595**	34,361	38,528

World production of heavy trucks
(excluding the former East Bloc countries)


Units
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
92 93 94 95 96 97 98 99 00 01

World production of heavy buses
(excluding the former East Bloc countries)


Units
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
92 93 94 95 96 97 98 99 00 01

Europe

During 2001, the market for heavy trucks in western Europe fell somewhat from the record level of the year before. By prioritising profitability ahead of volume, Scania remained the most profitable heavy vehicle manufacturer.

Trucks in western Europe

After a small decline, the total market in western Europe remained at a historically high level. During the year, 234,860 heavy trucks were registered, compared to 243,669 during 2000 and 235,929 during 1999.

Scania's share of the western European market decreased to 13.5 (15.6) percent. In a situation of extremely depressed new truck prices, Scania focused on profitable deals, especially in Germany, Great Britain and the Netherlands. The company abstained from a number of large transactions where the price levels were too low.

Among Scania's competitors, Mercedes-Benz saw its western European market share decline to 19.3 (19.6) percent, MAN boosted its market share to 15.0 (14.0) percent and Volvo fell to 14.3 (14.9) percent.

The German market remained strong but cooled during the second half. A total of 50,926 (57,470) new trucks were registered, and Scania retained its position as the largest imported make, with an 8.3 (10.1) percent market share.

In Great Britain, new heavy truck registrations totalled 33,079 (32,498). Scania's market share dropped to 15.5 (20.7) percent, among other things due to prioritisation of profitability ahead of volume.

Scania's market share also declined in a continued strong French market. During the year, 46,158 (47,124) heavy trucks were registered.

In Spain, registrations increased to a new record of 26,218 (25,291) heavy trucks. Scania's market share was 12.1 (14.4) percent.

The Italian market showed a continued high level, with a total of 24,481 (25,526) heavy trucks. For the third consecutive year Scania enlarged its market share, reaching 13.5 (13.1) percent.

In Austria, Scania further strengthened its position. With a 15.1 percent share, it was the second largest heavy truck make in the market.


PALLADINO
SCANIA
A Scania R164 480 Topline en route from Trento, northern Italy.

In the Netherlands, the total number of registrations decreased slightly, to 13,660 (14,072) heavy trucks. Scania's share of the Dutch market declined to 17.6 (22.4) percent.

In the Nordic markets, demand fell somewhat. A total of 12,731 (13,725) heavy trucks were registered. Scania strengthened its position in Denmark and Norway but lost ground in Sweden and Finland. Its market share in the Nordic countries totalled 35.3 (36.7) percent.

Trucks in central and eastern Europe

In central and eastern Europe, both the total market and Scania's market share continued to expand. Meanwhile, the market for used trucks of western European origin grew.

The number of registered new heavy trucks of western European origin rose by about 13 percent to 17,000 (15,000). Scania delivered 2,579 (2,287) trucks to the region.

In the Czech Republic, Scania's market share rose to 16.5 (12.9) percent.

The Russian market for western European heavy trucks increased. A sizeable proportion of Scania's sales in Russia consisted of construction trucks.

During the year, Scania continued its effort to strengthen its sales and service network, adding new facilities in most markets in the region.

Scania-owned sales and service network

The service market accounts for an increasingly large share of profitability in Scania's business. Through continuous growth and good margins, the service


GREENE KING
ABBOT ALE
"Deliverance"
T201 JRT
220

Registrations of heavy trucks in western Europe


Units
250,000
200,000
150,000
100,000
50,000
0
92 93 94 95 96 97 98 99 00 01

Deliveries of Scania trucks in western Europe


Units
40,000
30,000
20,000
10,000
0
92 93 94 95 96 97 98 99 00 01

Market shares, heavy trucks in western Europe


%
30
25
20
15
10
5
Mercedes-Benz
MAN
Volvo
Scania
RVI
DAF
Iveco
90 91 92 93 94 95 96 97 98 99 00 01
Mercedes
Scania
Volvo
DAF
MAN
RVI
Iveco

In Great Britain, beer is of course delivered to the pub in a Scania distribution truck.


203
SCANIA
A Scania OmniLine intercity bus outside Katrineholm, Sweden.

market helps to make the company's operations less dependent on the cyclical upturns and downturns in the heavy vehicle industry.

For this reason, Scania continued to strengthen and expand its own sales and service network in Europe.

The proportion of new trucks delivered by Scania-owned dealerships in western Europe rose to more than 40 percent of volume. At year-end, Scania owned about 25 percent of local sales and service companies.

Buses in Europe

Despite the general economic downturn during the year, the total market for heavy buses in western Europe remained at a high level. A total of 23,500 (23,430) buses were registered.

Scania's deliveries of bus chassis rose by 7 percent to 1,828 (1,702) in Europe. For more than 10 percent of these, Scania provided its own bodywork. An increasing proportion of fully-built buses were delivered in markets outside the Nordic market, which previously was completely dominant – especially Italy.

Scania's market share in western Europe rose to 7.1 (6.3) percent.

During 2001, Scania improved its Nordic market positions, gaining a significant increase in market share. In Finland, Scania became the market leader.

Scania elicited a major response for its "total concept", which means that in close cooperation with a number of bus and coach operators, Scania assumes full responsibility for service and maintenance at a fixed per-kilometre price.

As in 2000, Scania's biggest bus market in Europe

was Spain. The number of Scania buses registered in that country rose to 423 (364), with a market share of 16.6 (16.5) percent.

In Great Britain, registrations of new Scania buses rose to 178 during the year. Market share also rose to 6.3 (5.9) percent. For the British city bus market, Scania introduced a right-hand-drive version of the OmniCity bus in November.

Scania's concerted marketing effort in Europe's third largest bus market, Italy, which began in 2000, resulted in a sales increase of more than 50 percent during 2001. Here, too, a successful breakthrough in the city bus market by Scania's OmniCity concept contributed to the upturn.

In the restructuring of Scania's bus operations that will be completed in 2002, marketing and sales departments will be coordinated with Scania's global marketing organisation. The synergies this achieves will enable Scania to increase its focus on customers.

Industrial and marine engines in Europe

In Europe, Scania had continued good order bookings for industrial and marine engines, which thus did not feel the effects of the world economic downturn that affected other products. Deliveries fell somewhat compared to the previous year, to 1,906 (2,111) engines. In some countries, among them Germany and Italy, Scania's sales rose sharply.

Scania continued to work via specialised engine distributors.



The pistes at this ski resort in Andalo, Italy, are well-groomed thanks to Prinoth piste machines, equipped with 9-litre Scania industrial engines.

Latin America

The economic recovery in Latin America was interrupted during 2001. Scania was forced to take vigorous new steps aimed at achieving profitability again in its Latin American operations.

Scania's previous action programme to achieve profitability in its Latin American operations was insufficient when the economic situation in Argentina deteriorated during the second half of the year. The deep crisis in Argentina also affected developments in Brazil, where the currency weakened sharply against the US dollar.

To mitigate the effects of the crisis and restore profitability to an acceptable level, Scania began a number of cost-cutting and revenue-boosting programmes.

Trucks in Latin America

Scania's truck deliveries in Latin America fell by 9 percent to 6,181 (6,777) units. The Argentinean market showed a large decline. The total market in Argentina fell to 1,307 (3,341) heavy trucks, and Scania's market share was 32.1 (31.5) percent.

Despite economic uncertainty, the total market in Brazil continued to increase, reaching 18,046 (17,341) trucks. Scania's market share decreased to 29.2 (29.7) percent, with 5,266 (5,153) registrations.

Brazil's currency, the real, weakened against the American dollar. At its lowest point, the real was down 43 percent. During the last quarter of 2001 it recovered, ending the year at about minus 20 percent. In order to achieve a reasonable world market price, Scania implemented several small price increases during the year, and a more significant price increase at year-end.

Market shares, heavy trucks in Brazil



Iveco
International
Ford
Volkswagen
Scania
Volvo
Mercedes-Benz



SCANIA
40
VELOCID
MAXIM

A Scania R124 360 stopping in Rancagua, Chile.

Buses in Latin America

The economic situation in the region adversely affected deliveries of bus chassis, especially in Argentina. Total deliveries fell by 14 percent to 1,595 (1,843).

In Brazil, the total market amounted to 10,833 (10,626) buses. Scania's bus chassis registrations declined to 853 (1,100) and its market share fell to 7.9 (10.4) percent.

Scania retained its traditionally strong position in the medium- and long-distance segment for intercity buses.

During the year, Scania achieved a breakthrough in the important city bus segment with its low-floor city bus concept.

In Mexico, the total market grew to 12,009 (10,631) buses. Scania's registrations rose to 304 (175) and its market share was 2.5 (1.6) percent. During the two years that have passed since Scania resumed bus sales in Mexico, that country has grown into Scania's third largest bus market in the world.

Deliveries of Scania trucks in Latin America


Units
10,000
8,000
6,000
4,000
2,000
0
92 93 94 95 96 97 98 99 00 01

Deliveries of Scania buses in Latin America


Units
3,000
2,500
2,000
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01


LA VELOZ DEL NORTE
LA VELOZ DEL NORTE
LA VELOZ DEL NORTE
171
A Scania K124 360 double-decker coach carrying tourists to Salta, northern Argentina.

Industrial and marine engines in Latin America

During the second half of 2001, Brazil underwent a severe energy crisis, which sharply increased the demand for generator sets. With its own engine factory and sales organisation in Brazil, Scania was able to respond to the market's expectations and demands for fast delivery.

This represented a tripling of Scania's sales of industrial and marine engines in Latin America to 2,149 (748) units.

Asia, Australia and Africa

Scania's long-term investment in the growth markets of Asia, Australia and Africa continued during 2001. In South Korea, Scania tripled its sales. Deliveries to a number of markets in the Middle East and sub-Saharan Africa rose.

Trucks

Scania's truck deliveries in Asia, Africa and Australia decreased by 6 percent to 4,483 (4,778) units.

In the current restructuring of South Korea's truck industry, due to its long-time presence in the Korean market, Scania has established itself as the foremost European challenger. During the year, Scania tripled its sales and captured 15.3 percent of a total market of 7,939 heavy trucks. Above all, Korean customers have appreciated Scania's large-scale investments in its own sales and service network. Scania has the country's leading service network today.

Scania's long-time distributor of trucks and buses in Taiwan, China, Hong Kong and Macao – Forefront International – sucessfully gained a listing on the Hong Kong Stock Exchange during the year.

In a number of Middle Eastern markets, Scania sales rose during the year, after a period of weak demand.

In North Africa, Scania consolidated its leading position. In the Tunisian market today, more than every second new heavy truck is a Scania. In South Africa, Scania reported its highest sales to date, 342 trucks.



온양 건재목재
238-5668
중앙약국
237-6055
SCANIA
HAN YANG
대안약국

Scania is the most common European heavy truck make on South Korea's roads. This R124 420 hp tanker truck is driving through the city of Ulsan.

Buses

In several markets in East Asia, Scania showed strong growth. Sales of buses and coaches in Taiwan, Hong Kong and Thailand more than doubled. In Taiwan, the authorities carried out a number of measures to stimulate the economy, which among other things led to increased bus travel and thus also to increased demand, especially for tourist coaches.

In several markets in Africa, there was also a significant increase in Scania's bus order bookings, among others in Angola, Kenya and South Africa. The buses sold in these markets, with chassis from Scania's factory in Brazil, are assembled in South Africa.

During the year, Scania achieved a leading position in the bus market in Dubai by receiving an order for 119 city buses.



At the bus terminal in Dar es Salaam, Tanzania, the Scania buses are surrounded by cargo and passengers.



On a fishing trip outside Freemantle, Australia, using dual marine engines from Scania.

Scania delivered a total of 1,249 (629) buses and coaches in Asia, Australia and Africa, a doubling of deliveries compared to 2000 and the highest level ever.

Industrial and marine engines

Scania's sales of industrial and marine engines in Asia, Australia and Africa remained good. In Saudi Arabia, sales rose sharply and Scania's market share rose to about 25 percent.

Service-related products

In order for Scania to be profitable, its customers have to make money. By updating, customising and continuously expanding its range of service-related products, Scania helps its customers to achieve increasingly cost-effective solutions. The customer relationship develops into a mutual partnership.

Around the world, more than 500,000 Scania heavy trucks and buses are on the roads today. These vehicles are served by 1,500 authorised Scania workshops, including more than 1,000 in Europe. Assuming the same growth rate in sales and vehicle fleet as in recent decades, by the end of this decade at least 800,000 Scania vehicles will require service and maintenance.

Sales of service-related products are already an important element of Scania's total business today, and their role will continue to grow rapidly.

Steadily improved, more intensive customer relationships combined with individual solutions enable both the customer and Scania to increase profitability.

A growing business

During 2001, Scania's sales of service and parts rose by 27 percent to SEK 10,279 m. Excluding the effects of acquisitions, the increase totalled about 14 percent. The number of vehicles sold with service contracts is steadily growing in most European markets. Up to half of the new trucks sold in some markets are combined with leasing and service contracts.



nTe

An ordinary day at the Scania bus service workshop in Saulx-les-Chartreux, France.

Agreements to ensure high availability

For today's transport operators, the focus is on vehicle utilisation. Many customers pay a fixed per-kilometre price so that they can concentrate on their core business – transport services and logistics – and thereby avoid worrying about service, maintenance and availability of vehicles.

Scania's maintenance and repair contracts lead to a closer business relationship between the customer and Scania's service organisation. In case of unplanned stoppages, the contract guarantees that the vehicle will be back in service again within 24 hours at the latest.

Scania Assistance

Today's transport operators face an extremely competitive market. Always arriving at the agreed time is not only a matter of revenues and goodwill, but may also be a matter of survival.

Scania Assistance can help minimise customer downtime if something unexpected happens – round the clock, every day of the year. By making a single telephone call, customers can get help in their own language via one of 16 call centres in Europe. In case of unplanned stoppages, Scania Assistance coordinates towing, workshop services, payment, overnight lodgings and replacement vehicle rentals if needed.

Uniform high standard

Scania workshops must meet strict quality and equipment standards. Further training of service staff is a high priority in Scania's global organisation. Instructors update their skills regularly at the company's own training centres in Sweden, Great Britain, Brazil, South Korea and Dubai. These instructors, in turn, train mechanics at local centres.

No matter where they are, Scania customers must receive the same high level and quality of service, in terms of knowledge and efficiency. For this reason,

Scania has developed a Code of Practice on how the *company's sales and service organisation around the* world should handle and develop Scania's business. One important element of this is the Dealer Operating Standards (DOS) certification programme, which is adapted to the special needs of Scania customers.

DOS is based on a number of pledges to customers concerning availability, sales and delivery, access to parts and maintenance and repairs. These customer pledges are fundamentally about two things:

- The customer must feel secure and know that he or she will receive expert technical assistance within the promised time frame.
- The customer must always feel properly treated by Scania, regardless of where he or she may be.

Used vehicles

For some years, Scania has maintained a web-based marketplace for used vehicles, which is accessible via its corporate web site, www.scania.com

The marketplace features trucks available from Scania's sales organisation in 18 countries and buses in 8 countries.

Scania Infotronics AB

Through its subsidiary Scania Infotronics, Scania develops such products as web-based systems for fleet management and driver training.



PETTERSSONS ÅKERI AB

Scania Assistance responds round the clock, every day of the year.

Customer financing

Customer financing was Scania's fastest-growing business area during 2001. Its operations contribute to the company's overall earnings and growth, while strengthening the competitiveness of Scania's distributors. To meet customer demands for increasingly more sophisticated financing solutions, a number of new services were developed during the year.

Continued positive trend

The income of Scania's customer finance operations rose by 55 percent to SEK 278 m. (179). This was equivalent to an operating income of 1.19 (1.06) percent of the year's average portfolio. Overhead, expressed in relation to the average portfolio, fell from 0.98 to 0.96 percent.

Total financing volume rose by 36 percent to SEK 25,091 m. (18,522). During the year, 12,109 (9,891) new trucks, 458 (221) new buses and 2,498 (1,842) used Scania vehicles were financed. The number of contracts in the portfolio at year-end totalled 54,028 (38,777). Of the total portfolio, 39 percent consisted of operating leases and 30 percent of financial leases. The remaining 31 percent represented loan financing.

The year-on-year comparison was affected by the integration of Dutch finance company operations during the year, which added nearly SEK 20 m. in profit and more than SEK 3,000 m. in portfolio growth.

Financial services are an important element of Scania's complete product range. The company endeavours to work locally in its customer finance operations. Proximity to the customer and local know-how makes the processing of applications more efficient and improves the quality of credit evaluation.

Europe

Scania's customer finance operations in Europe now consist of twelve Scania-owned finance companies. They cover Great Britain, France, Spain, Germany, the Netherlands, Belgium, Luxembourg, Italy, the Nordic region, Poland, the Czech Republic plus other countries in central and eastern Europe.

During the year, Bezoma B.V. – the leasing and finance company of the Dutch-based Scania distributor Beers – was integrated with Scania's customer finance operations.



Scania is continuously developing new financial services.

Total assets in finance companies


SEK m.
30,000
25,000
20,000
15,000
10,000
5,000
0
98 99 00 01

Operating income and net margin


SEK m.
%
300
1.5
Operating income
Net margin as a percentage of average portfolio
200
1.0
100
0.5
0
0
98 99 00 01

The former branch operations in Luxembourg were developed into a separate finance company.

The Italian finance company showed strong growth, more than doubling its portfolio during the year. The newly established finance company in Spain also developed very favourably during 2001.

Operations in central and eastern Europe, which take place through the company Scania Credit, doubled during the year. Several of Scania Credit's markets expanded sharply, among them Romania, Bulgaria and Latvia.

Other markets

Financing operations in South Korea expanded very strongly. Scania Credit established operations in South Africa.

Risk exposure

As more and more customers request financial solutions, this increases the need for risk management. Scania responds to this need by means of continuous credit evaluations and proactive monitoring of the credit portfolio. During 2001, Scania carried out extensive preventive work to ensure that it can manage customer financing risks even better.

For customers that are not judged capable of fulfilling their contractual obligations, Scania makes specific provisions for credit risks in its accounts, based on an individual assessment of each customer with regard to payment capacity and expected future risk.

In 2001, actual credit losses totalled SEK 56 m. (49). Credit costs were equivalent to 0.59 percent of the average portfolio.

At year-end, the total reserve for possible credit losses was SEK 413 m. (226), equivalent to 1.6 (1.2) percent of the portfolio.

Residual value risks

Scania's customer finance operations are responsible for credit risks in the finance company group. Responsibility for residual value guarantees rests with the sales companies and are regulated by policy documents.

Insurance

During 2001, insurance operations were expanded to include a more sophisticated range of transport-related insurance products. Since these insurance packages are offered in combination with Scania's own vehicles, and since the local finance companies know both customers and drivers well, these insurance products can be offered at very competitive rates.


SCANIA
SCANIA
In Europe, Scania has its own customer finance operations in more than 20 countries.

Latin America

Scania offers financing in Latin America mainly on the basis of collaboration with outside lenders and assumes a limited portion of the credit risk. In Brazil and Argentina, Scania offers a customer-financed savings programme, in which customers are organised into consortia. Through regular savings in a consortium, the customer is guaranteed the allocation of a vehicle within the savings period. During 2001, nearly 40 percent of truck sales and 20 percent of bus sales in Brazil occurred via consortia.

Future outlook

Scania's customer finance operations are now well established in most major markets. The pace of growth is therefore expected to slow during 2002.

Prioritised areas will be further efficiency improvements in portfolio and credit management, as well as development of new financial services.

Financial review

Earnings

Earnings	2001	2000
Operating income, SEK m.	**2,467**	5,084
Income after financial items, SEK m.	**1,541**	4,454
Net income, SEK m.	**1,048**	3,080
Earnings per share, SEK	**5.24**	15.40
Return on capital employed (excluding Customer finance operations), %	**8.4**	19.7
Return on equity, %	**6.5**	21.6

The Scania Group's operating income declined by 51 percent and amounted to SEK 2,467 m. (5,084). The operating margin of the Scania Group fell to 4.6 (9.9) percent. The margin for Scania products, i.e. excluding car operations, amounted to 5.0 (10.7) percent.

Earnings by area of operations

Operating income, SEK m.	2001	2000
European operations	**2,979**	4,621
Latin American operations	**–901**	9
Customer finance operations	**278**	179
Total Scania products	**2,356**	4,809
Car operations	**111**	275
Scania Group total	**2,467**	5,084
Operating margin, %	**2001**	**2000**
European operations	**7.0**	11.5
Latin American operations	**–15.5**	0.1
Total Scania products	**5.0**	10.7
Car operations	**1.9**	4.1
Scania Group total	**4.6**	9.9

Operating income in **European operations**[1] amounted to SEK 2,979 m. (4,621), a decline of 36 percent.
Operating income was adversely affected by:

- Lower capacity utilisation at production units due to lower volume.
- Increased product costs, including development expenses, as well as the introduction of new products and systems.
- Expenses of SEK 160 m. for early retirements and staff reductions.

Compared to the preceding year, earnings were favourably influenced by:

- Increased sales of service-related products.
- Positive net currency rate effects of about SEK 700 m.
- A larger share of vehicles with more advanced equipment, resulting in higher average revenue per truck.

Operating income in **Latin American operations** amounted to SEK –901 m. (9).
Operating income was adversely affected by:

- Substantially worse margins due to cost increases, largely currency rate related, which could not be offset by local price increases.
- Lower sales volume in Argentina.
- Costs of expansion in commercial operations related to a build-up of commercial structure within Scania's own organisation.
- Expenses of SEK 125 m. charged to the year's earnings for staff reductions.

Operating income in **Customer finance operations** rose by 55 percent and amounted to SEK 278 m. (179). During 2001, operations continued to expand, with a large number of vehicles being financed despite lower sales volume in the Scania Group.

Operating income in **Car operations**[2] amounted to SEK 111 m. (275). Lower earnings were mainly due to lower sales volume.

Net financial items totalled SEK -926 m. (-630), of which net interest items amounted to SEK -848 m. The deterioration was essentially attributable to higher interest rates in Latin America.

Income after financial items amounted to SEK 1,541 m. (4,454).

Tax expenses for the year amounted to SEK 496 m. (1,371), equivalent to 32.2 (30.8) percent of income after financial items. The higher tax level in 2001 was mainly due to losses in Latin America for which the value of tax loss carry-forwards was not fully recognised.

Net income amounted to SEK 1,048 m. (3,080), resulting in earnings per share of SEK 5.24 (15.40).

Sales

The Scania Group's sales amounted to SEK 53,065 m. (51,398), equivalent to an increase of 3 percent. During the year, currency rate effects positively influenced sales by SEK 2,840 m., including the effect of hedging. Acquisitions/divestments of businesses had a positive effect of SEK 1,327 m.

During 2001, the Scania Group sold 43,659 (52,318)

1 European operations are the portion of Scania's operations that, in principle, supply all markets except Latin American ones with the company's products and services.

2 Car operations include half the importer operations of the Svenska Volkswagen Group in Sweden; the wholly-owned Swedish car dealership network Din Bil; and car dealership networks in Finland and Switzerland.

Sales

Number of vehicles	2001	2000
European operations	40,626	47,867
Latin American operations	7,705	8,625
Total Scania vehicles sold	48,331	56,492
Sales value, SEK m.		
European operations	42,496	40,097
Latin American operations	5,806	6,104
Intra-Group sales	–1,089	–1,461
Total Scania products	47,213	44,740
Car operations	5,852	6,658
Total sales value	53,065	51,398

Sales by product, SEK m.

	2001	2000
Trucks	29,139	31,101
Buses	4,701	3,704
Engines	608	437
Service-related products	10,279	8,113
Used vehicles and other products	4,370	3,810
Revenue deferral[1]	–1,884	–2,425
Total Scania products	47,213	44,740
Car operations	5,852	6,658
Total sales	53,065	51,398

1 Refers to the difference between sales recognised as revenues and sales value based on delivery.

trucks, equivalent to a decrease of 17 percent. The number of buses sold was 4,672 (4,174), an increase of 12 percent.

Cash flow

The Group's cash flow, excluding Customer finance operations and acquisitions, amounted to SEK 2,995 m. (3,014).

Cash flow from operating activities amounted to SEK 4,873 m. (4,535). Of this, SEK 2,978 m. (4,951) consisted of cash from operating activities. The remaining SEK 1,895 m. (–416) was related to changes in working capital. The adjustment to lower production volume freed up working capital, in local currencies, related to both receivables and inventories.

Net investments, excluding acquisitions/divestments of businesses, affected cash flow by SEK –1,878 m. (–1,521).

Financial position

The balance sheet total, with Customer finance operations reported according to the equity accounting method, rose by 8 percent to SEK 54,946 m. (50,651). The overall balance sheet total rose by 12 percent to SEK 68,439 m. (60,900). This increase was a consequence of acquisitions as well as the weakening of the Swedish krona.

During the year, **gross investments** totalled SEK 1,980 m. (1,825). Scania made large investments in its cab production plant in Oskarshamn as well as in the parts logistics centre in Belgium. In addition, it made investments to increase production efficiency at the Luleå plant.

Financial ratios related to the balance sheet

	2001	2000
Net debt/equity ratio, excluding provisions for pensions[1]	7,790	7,781
Net debt/equity ratio[1]	0.49	0.50
Shareholders' equity per share, SEK	80.00	78.50
Equity/assets ratio, %	23.4	25.8

1 With Customer finance operations reported according to the equity accounting method.

During 2001, the **shareholders' equity** of the Scania Group increased by SEK 297 m. and totalled SEK 15,995 m. (15,698) at year-end. Net income for the year added SEK 1,048 m., while dividends to shareholders decreased shareholders' equity by SEK 1,400 m. The remaining increase, SEK 649 m., was attributable to translation of net assets outside Sweden.

The dividend for the financial year proposed by the Board of Directors is SEK 3.50 (7.00) per share.

The **net indebtedness** of the Scania Group, i.e. the difference between liquid assets and interest-bearing liabilities, excluding pensions and with Customer finance operations reported according to the equity accounting method, amounted to SEK 7,790 m. (7,781), which meant that the net indebtedness ratio was 0.49 (0.50). Net indebtedness including Customer finance operations totalled SEK 29,305 m. (23,777).

Financing

Scania has a committed revolving credit facility of USD 1,850 m. from an international banking syndicate that expires in November 2004. At year-end 2001, the equivalent of USD 370 m. of this facility was being utilised. This means that USD 1,480 m., equivalent to SEK 15,789 m. translated at the closing day rate, was available under the credit facility on 31 December 2001.

The Group has a medium-term note programme, under which Scania can issue notes and bonds with maturities ranging from one to ten years. At year-end, the maximum amount was SEK 7,000 m. and SEK 3,832 m. worth of such debt securities had been issued under the programme.

In conjunction with Standard & Poor's official credit

rating of Scania, the Group established a European medium-term note programme, under which Scania can issue notes and bonds in the international financial market. At year-end, the maximum amount was EUR 1,500 m. and EUR 550 m. worth of such debt securities had been issued under the programme in the form of a public bond that matures in December 2008.

Scania also has short-term borrowing in the form of commercial paper in Sweden and Belgium, with maximum amounts of SEK 6,000 m. and EUR 400 m., respectively. At year-end, SEK 5,912 m. and EUR 85 m., respectively, of these facilities had been utilised.

Interest and credit risk

Scania's policy concerning interest rate risk is that the duration of its loan portfolio should normally be 6 months; however, durations may be allowed to deviate within the 0–24 month range. One exception is Scania's finance companies, in which the fixed interest period on loans is matched with the fixed interest period on assets.

During 2001, the average funding cost including customer finance operations was 5.9 percent (6.3). During the year, the average fixed interest period on Scania's loan portfolio (excluding finance companies) was about 3 months, which was also the average fixed interest period at year-end.

Derivative instruments are used to manage interest rate risks within the Group. All the above data include the effects of these derivatives. Management of credit risks that arise in Scania's treasury unit, among other things when investing liquid assets and engaging in derivatives trading, is regulated in Scania's financial policy. Transactions take place only within established ceilings and with carefully selected, creditworthy counterparties.

Hedging of currency flows

Quarter		GBP/SEK Volume	GBP/SEK Rate*	USD/SEK Volume	USD/SEK Rate*	EUR/SEK Volume	EUR/SEK Rate*	CHF/SEK Volume	CHF/SEK Rate*	NOK/SEK Volume	NOK/SEK Rate*
Q 1**	2002	32.5	14.70	30.0	10.38	100.0	9.20	10.0	5.97	90.0	1.19
Q 2	2002	60.0	14.98	43.0	10.62	148.0	9.30	15.0	6.27	23.7	1.18
Q 3	2002	42.6	15.33	33.0	10.79	105.0	9.72	15.5	6.81		
Q 4	2002	25.8	15.20	54.4	10.81	82.5	9.52	10.0	6.60		
Total (in millions)		160.9		160.4		435.5		50.5		113.7	
Closing day rate 31 Dec 2001			15.475		10.6675		9.419		6.36		1.1835
Unrealised gain/loss 31 Dec 2001 (SEK m.)			–49.675		–11.493		–3.536		–0.031		2.49

* Average forward price and lowest redemption price for currency options.
** January volumes are not included, since the unrealised gain/loss effect was reported in December.

Currency transaction exposure



SEK m.
15,000
10,000
5,000
0
98
99
00
01
Other currencies
GBP
USD and AUD
EUR*
*) ATS, BEF/LUF, FIM, FRF, DEM, ESP, IEP, ITL, NLG and PTE

Currencies

Net currency transaction exposure during 2001 was about SEK 14 bn. The largest inflow currencies were EUR along with GBP and USD. Based on the 2001 geographic breakdown of revenues and expenses, a one percent change in the Swedish krona would change operating income by about SEK 140 m. on a full-year basis. Currency exposure in operating income by region is presented in Note 26 on page 65.

In a statistical calculation compared to the currency situation in 2000, operating income in 2001 for European operations was favourably affected by SEK 700 m. In this comparison, the effect of changed spot exchange rates totals about SEK 1,300 m. The net effect of currency hedging activities and exchange rate gains/losses on the reassessment of receivables and liabilities adversely affected the comparison by SEK 600 m. For Latin American operations, direct and indirect effects of changes in exchange rates were estimated to have adversely affected operating income by SEK 400 m.

Scania's policy is to hedge currency flows during a period of time equivalent to the projected orderbook until the date of payment. This normally means a hedging period of 3 to 4 months. However, the hedging period is allowed to vary between 0 and 12 months.

Scania's net assets abroad amounted to SEK 8,788 m. at the end of 2001 (see Note 25, page 65). The net assets of foreign subsidiaries are not hedged under normal circumstances. To the extent a subsidiary has significant monetary assets in local currency, however, it may be hedged. As of 31 December 2001, SEK 892 m. (845) was hedged at Scania level, which was equivalent to 10 (7) percent of the Group total.

In order to hedge monetary operating assets in Latin American operations, Scania has taken out loans in local currencies. On December 31, 2001, these loans totalled SEK 1,714 m. (1,898).

Residual value exposure

Vehicle sales through Scania's commercial companies occur partly with fixed repurchase obligations or with guaranteed residual value in the case of sales via Customer finance operations. During 2001, the volume of such transactions was more than 4,800 vehicles. The value of all obligations at year-end was SEK 7,260 m. (5,449). In the case of sales with the above obligations, profit recognition occurs successively over the period of the obligation. Residual value and repurchase obligations are regulated by written company policies and are regularly monitored both at the Group and subsidiary level.

Insurance

The insurance department coordinates Scania's global insurance procurement. Most of Scania's insurance coverage is obtained in the international insurance market, at a cost of SEK 55 m. in 2001. A large proportion of premium volume is placed in Scania's own insurance company, Vabis Försäkrings AB, which in turn manages insurance risks by means of reinsurance in the international reinsurance market.

Number of employees

At year-end, the number of employees totalled 28,342 (27,366). The staff reduction at European production units proceeded as planned. In the European sales and service organisation as well as in developing markets, the number of employees rose. In Latin American operations, about 350 persons will leave the company during the first half of 2002 due to measures that have been approved. Acquisitions of businesses increased the number of employees by 1,566 persons, while divestments decreased the number by 226.

Consolidated income statement

January–December, SEK m.	Note	2001	2000	1999
Sales[1]	1	**53,065**	51,398	44,044
Cost of goods sold[2]		**–42,601**	–40,061	–33,558
Gross income[1]		**10,464**	11,337	10,486
Research and development expenses		**–1,955**	–1,621	–1,267
Selling expenses[1,2]		**–5,594**	–4,312	–3,774
Administrative expenses		**–785**	–856	–866
Income from Customer finance operations[1]	2	**278**	179	140
Share of income of associated companies[1]	3	**59**	357	326
Operating income[1]		**2,467**	5,084	5,045
Financial income and expenses	4			
Interest income		**294**	415	381
Interest expenses		**–1,142**	–1,007	–909
Other financial income and expenses		**–78**	–38	–17
Net financial items		**-926**	–630	–545
Income after financial items		**1,541**	4,454	4,500
Taxes	5	**–496**	–1,371	–1,353
Minority interests		**3**	–3	–1
Net income		**1,048**	3,080	3,146
Depreciation included in operating income	*6*	***–2,157***	*–1,999*	*–1,909*
Earnings per share, SEK[3]		**5.24**	15.40	15.73

1 Acquired and divested companies increased sales by SEK 1,327 m., gross income by SEK 368 m., selling expenses by SEK 318 m. and income from Customer finance operations by SEK 17 m. Share of income of associated companies decreased by SEK 182 m. Operating income was adversely affected by SEK 115 m.

2 Selling expenses: Defined as sales-related expenses, including goodwill amortisation, in commercial companies and costs of central commercial-related resources. Beginning in the first quarter of 2001, Scania is reporting indirect expenses related to service workshops and parts management as well as warranty expenses in commercial companies under "Cost of goods sold" instead of among "Selling expenses" as previously.

3 There are no potential dilution effects.

Consolidated balance sheet

31 December, SEK m.	Note	2001	2000	1999	With Customer finance operations reported according to the equity accounting method, pro forma 2001	2000	1999
ASSETS							
Fixed assets							
Intangible fixed assets	7	**1,364**	545	555	**1,364**	545	555
Tangible fixed assets	8	**25,714**	21,967	20,289	**25,695**	21,949	20,274
Financial fixed assets							
Shares in associated companies etc	9	**795**	2,037	1,388	**3,287**	3,631	2,616
Interest-bearing receivables	10	**10,178**	7,312	6,356	**784**	541	433
Deferred tax assets	16	**963**	635	502	**963**	633	499
Other long-term receivables		**351**	604	525	**347**	604	525
Total fixed assets		**39,365**	33,100	29,615	**32,440**	27,903	24,902
Current assets							
Inventories	11	**7,946**	7,467	7,437	**7,880**	7,429	7,279
Receivables	12						
Interest-bearing trade receivables		**6,791**	5,483	4,180	**989**	941	650
Other trade receivables		**7,731**	8,953	7,560	**7,562**	8,905	7,519
Other receivables		**2,499**	2,316	2,116	**2,144**	2,005	1,934
Total receivables		**17,021**	16,752	13,856	**10,695**	11,851	10,103
Short-term investments	13	**2,133**	1,939	1,713	**2,132**	1,926	1,713
Cash and bank balances		**1,974**	1,642	997	**1,799**	1,542	830
Total current assets		**29,074**	27,800	24,003	**22,506**	22,748	19,925
Total assets		**68,439**	60,900	53,618	**54,946**	50,651	44,827

					With Customer finance operations reported according to the equity accounting method, pro forma.		
31 December, SEK m.	Note	**2001**	2000	1999	**2001**	2000	1999
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity	14						
Share capital		**2,000**	2,000	2,000	**2,000**	2,000	2,000
Restricted reserves		**5,665**	5,370	4,353	**5,665**	5,370	4,353
Total restricted reserves		**7,665**	7,370	6,353	**7,665**	7,370	6,353
Unrestricted reserves		**7,282**	5,248	4,049	**7,282**	5,248	4,049
Net income		**1,048**	3,080	3,146	**1,048**	3,080	3,146
Total unrestricted equity		**8,330**	8,328	7,195	**8,330**	8,328	7,195
Total shareholders' equity		**15,995**	15,698	13,548	**15,995**	15,698	13,548
Minority interests in subsidiaries		**21**	22	23	**21**	22	23
Provisions							
Provisions for pensions	15	**2,092**	1,929	1,842	**2,087**	1,925	1,839
Provisions for deferred taxes	16	**2,391**	2,271	2,044	**1,490**	1,626	1,515
Other provisions	17	**2,184**	1,800	1,961	**2,180**	1,795	1,954
Total provisions		**6,667**	6,000	5,847	**5,757**	5,346	5,308
Liabilities							
Long-term borrowings	18	**18,908**	15,372	11,268	**3,961**	5,599	5,366
Short-term borrowings	18	**14,504**	11,986	13,119	**7,760**	5,650	5,486
Advance payments from customers		**764**	530	563	**680**	446	446
Trade accounts payable		**3,253**	3,616	2,801	**3,025**	3,433	2,661
Tax liabilities		**182**	527	872	**179**	521	871
Other liabilities		**2,003**	1,842	1,561	**1,769**	1,614	1,321
Accrued expenses and prepaid income	19	**6,142**	5,307	4,016	**15,799**	12,322	9,797
Total liabilities		**45,756**	39,180	34,200	**33,173**	29,585	25,948
Total shareholders' equity and liabilities		**68,439**	60,900	53,618	**54,946**	50,651	44,827
Assets pledged and contingent liabilities							
Assets pledged	20	**233**	245	231			
Contingent liabilities	21	**855**	881	645			

Statement of changes in shareholders' equity

Amounts in SEK m. unless otherwise stated	2001	2000	1999
Shareholders' equity, 1 January 2001	**15,698**	13,548	11,851
Translation differences	**649**	470	–149
Net income	**1,048**	3,080	3,146
Dividend to shareholders	**–1,400**	–1,400	–1,300
Shareholders' equity, 31 December 2001	**15,995**	15,698	13,548

Consolidated statement of cash flow

January–December, SEK m.	Note	2001	2000	1999
Cash flow from operating activities				
Net income, excluding Customer finance operations		**854**	2,954	3,034
Items not affecting cash flow	22	**2,124**	1,997	2,322
Cash from operating activities		**2,978**	4,951	5,356
Change in working capital etc				
Inventories		**475**	74	693
Receivables		**1,973**	–1,394	–2,746
Provisions for pensions		**153**	75	–95
Non-interest-bearing liabilities and provisions		**–706**	829	43
Total change in working capital etc	22	**1,895**	–416	–2,105
Total cash flow from operating activities		**4,873**	4,535	3,251
Net investments excluding acquisitions/divestments of businesses	22	**–1,878**	–1,521	–1,654
Cash flow before acquisitions/divestments of businesses*		**2,995**	3,014	1,597
Net investments through acquisitions/divestments of businesses	22	**–929**	–457	–1,121
Cash flow excluding Customer finance operations		**2,066**	2,557	476
Expansion in Customer finance operations	2	**–2,428**	–2,444	–2,708
Change in net indebtness including Customer finance operations		**-362**	113	–2,232
Change in net indebtness from financing activities	22	**2,119**	2,020	4,431
Dividend to shareholders		**–1,400**	–1,400	–1,300
Net change in liquid assets and short-term investments		**357**	733	899
Effect of exchange rate fluctuations on liquid assets and short-term investments		**169**	138	37
Cash, bank balances and short-term investments, 1 January		**3,581**	2,710	1,774
Cash, bank balances and short-term investments, 31 December		**4,107**	3,581	2,710
* Cash flow per share, excluding Customer finance operations and acquisitions/divestments		**14.98**	15.07	7.99

Parent Company financial statements

Income statement

January–December, SEK m.	Note	2001	2000	1999
Operating income		**–**	–	–
Financial income and expenses	1	**51**	–13	–42
Dividends and Group contributions received	1	**650**	3,184	3,619
Withdrawal from tax allocation reserve		**600**	–	–
Provision to tax allocation reserve		**–325**	–634	–706
Taxes[1]		**–273**	–711	–790
Net income		**703**	1,826	2,081

1 Refers to current tax

Balance sheet

31 December, SEK m.	Note	2001	2000	1999
ASSETS				
Financial fixed assets				
Shares	2	**10,971**	10,971	10,971
Current assets				
Due from subsidiaries		**3,010**	4,409	3,427
Other receivables		**13**	13	13
Total assets		**13,994**	15,393	14,411
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	3	**10,873**	11,570	11,144
Untaxed reserves	4	**2,836**	3,111	2,477
Current liabilities				
Accrued expenses and prepaid income		**12**	1	–
Tax liabilities		**273**	711	790
Total current liabilities		**285**	712	790
Total shareholders' equity and liabilities		**13,994**	15,393	14,411
Assets pledged and contingent liabilities				
Assets pledged		None	None	None
Contingent liabilities	5	**26,872**	19,476	18,139

Statement of changes in shareholders' equity

Amounts in SEK m.	2001	2000	1999
Shareholders' equity, 1 January	**11,570**	11,144	10,363
Net income	**703**	1,826	2,081
Dividends to shareholders	**–1,400**	–1,400	–1,300
Shareholders' equity, 31 December	**10,873**	11,570	11,144

Statement of cash flow

January–December, SEK m.	2001	2000	1999
Cash flows from operating activities			
Net income	**703**	1,826	2,081
Items not affecting cash flow			
Group contributions received	**–650**	–3,255	–3,569
Group contributions provided	**–**	71	–
Provision to/withdrawal from tax allocation reserve	**–275**	634	706
Cash from operating activities	**–222**	–724	–782
Change in working capital			
Current liabilities	**–427**	–79	74
Receivables	–	–	–13
Total cash flow from operating activities	**–649**	–803	–721
Investment activities			
Shares	**–**	–	298
Change in net indebtedness from financing activities			
Change in liabilities to subsidiaries	**2,049**	2,203	1,723
Dividend to shareholders	**–1,400**	–1,400	–1,300
Net cash provided by financing activities	**649**	803	423
Liquid assets and short-term investments, 31 December	**–**	–	–

Accounting principles

The Annual Report of the Scania Group have been prepared in compliance with the Annual Accounts Act, the current recommendations of the Swedish Financial Accounting Standards Council and the statements of its Urgent Issues Task Force. The recommendations of the Council are based on the international accounting standards (IAS) issued by the International Accounting Standards Board. In the case of the Scania Group, there are differences compared to U.S. generally accepted accounting principles (U.S. GAAP). A description of these can be found on page 67.

Consolidated accounts

The consolidated financial statements encompass Scania AB and all subsidiaries and associated companies in Sweden and abroad. Subsidiaries are companies in which Scania directly or indirectly owns more than 50 percent of the voting rights of the shares or in which Scania otherwise has a decisive influence. Associated companies are companies in which Scania has a long-term ownership interest and voting rights of between 20 and 50 percent.

Associated companies are reported in accordance with the equity accounting method. This means that the shares and participations in associated companies are reported in the consolidated balance sheet as the Group's share of their equity after adjusting for the Group's share of surplus or deficit value, respectively. Thus, consolidated income includes Scania's share of the income of associated companies.

Customer financing operations are reported pro forma according to the equity accounting method, in order to create more analytical reporting. The tied-up capital and accompanying financial structure of Customer finance operations differ substantially from other operations.

The consolidated accounts are prepared in accordance with the recommendation of the Swedish Financial Accounting Standards Council (RR1:96). Acquisitions of companies are reported according to the purchase accounting method. This means that an acquired subsidiary's assets and liabilities are accounted for by the purchaser at acquisition values according to an analysis of the acquisition. If the acquisition cost of the shares in the subsidiary exceeds the estimated fair market value of the company's net assets according to the analysis, the difference is reported as goodwill in consolidation. The goodwill amortisation period is established on the basis of individual examination. In deciding the amortisation period, the main principles used are as follows:

- Small acquisitions that are a supplement to existing operations and that are integrated with them are amortised in five years.
- Larger acquisitions that involve establishing new markets are amortised in ten years if they are established operations with a strong market position.

It was decided that the amortisation period for companies acquired during 2001 would be ten years.

Only income that arises after the date of acquisition is included in consolidated shareholders' equity.

The minority interests' share of net income and shareholders' equity of partially owned subsidiaries is reported separately in the calculation of net income and shareholders' equity.

Foreign subsidiaries and associated companies

European production companies, Latin American operations and certain holding companies are integral to Scania and their financial statements are thus translated to Swedish kronor using the monetary/non-monetary accounting method. Latin American operations, which are predominantly industrial in nature, are an integral part of Scania's total industrial system, with common product development, common products and a common production structure. Other foreign subsidiaries, mainly marketing companies, are regarded as independent and their financial statements are translated using the current method.

Under the monetary/non-monetary method, monetary items are translated at the year-end rate, while non-monetary items are translated at the rate in effect on the acquisition date. Inventories, property, plant and equipment and shareholders' equity are translated at the acquisition date rate and other assets and liabilities at the year-end rate. With the exception of consumption of goods and depreciation of property, plant and equipment, which are translated at the acquisition date rate, income and expenses are translated at a weighted average exchange rate for the year.

The translation difference on monetary assets and liabilities is included in net income for the year and is reported in the income statement as follows. The portion of the translation difference attributable to operations-related balance sheet items is included in operating income. The portion of the translation difference attributable to financial items is included in financial income and expenses. The portion attributable to tax items is reported under taxes in the income statement. Currency rate effects from exchange rate hedging are allocated in a similar way among operating income, net financial items and taxes.

Under the current method, assets and liabilities are translated at the year-end exchange rate, while income and expenses are translated at the average exchange rate for the year. The translation difference, which arises in part from translating net assets of foreign companies at a different rate at the beginning of the year than at year-end, and in part from translating net income at other than the year-end rate, is reported directly in shareholders' equity in the balance sheet.

Receivables and liabilities in foreign currency

Receivables and liabilities in foreign currency are valued at the year-end exchange rate. Unrealised exchange rate gains and losses are thus included in income during the period that the hedged flow is reported. Exchange rate effects related to hedging of the flow in foreign currencies are also included in earnings during the period that the hedged flow is reported. The unrealised portion of estimated exchange rate hedging, including accrued interest, is reported as accrued income or an accrued expense.

Short-term investments

Short-term investments are valued at the lower of acquisition cost or market value.

Inventories

Inventories are valued at the lower of acquisition value according to the first in, first out principle (FIFO) or actual value. An allocable portion of indirect expenses is included in the value of the inventories. Inventories are reported on a net basis after deductions for obsolescence and internal profits.

Property, plant and equipment

Property, plant and equipment are reported at acquisition cost and are depreciated down to an estimated residual value over the service life of the asset. Land holdings are not depreciated.

Leasing contracts

Leasing contracts with customers are reported as financial leases in cases where substantially all risks and benefits associated with ownership have been transferred to the lessee. Other leasing contracts as accounted for as operating leases.

Revenue recognition

Sales revenues are recognised upon delivery of the products and services, on the date when substantially all the risks and rights of ownership pass to the buyer. See "Successive revenue recognition" below.

Depreciation

An asset is depreciated down to an estimated residual value over its useful life. The useful life of machinery and equipment is 5–15 years. Industrial buildings are depreciated over 25 years. Land holdings are not depreciated.

Research and development expenses

The expenses of research and development are charged to operating income as they arise.

Warranty expenses

Estimated expenses for product warranties are charged to operating income when the product is sold.

Selling expenses

Selling expenses are defined as sales-related expenses in commercial companies, including goodwill amortisations related to acquisitions and costs of central commercial-related resources.

Administrative expenses

Administrative expenses are defined as Group-wide costs of corporate management plus corporate staff units in European and Latin American operations.

Exchange rate differences

Exchange rate differences are reported under operating income, aside from translation differences pertaining to short- and long-term borrowings, which are reported as financial income or expenses.

Exchange rate differences attributable to loans and forward exchange contracts in foreign currencies that are designated as a hedge of the net assets of independent subsidiaries are reported, with consideration given to tax effects, directly in shareholders' equity in the consolidated balance sheet, together with the translation difference on translated net assets. The portion of these forward exchange contracts that pertains to interest is amortised over the life of the contract and is reported among financial income and expenses.

Taxes

The Group's total tax consists of current tax and deferred tax. Deferred tax is reported in case of a difference between the book value of assets and liabilities and their tax value ("temporary differences"). Full provision is made for deferred tax liabilities, while deferred tax assets are recognised only to the extent they are considered likely to be realised.

The Group has kept the accounting principle which, in accordance with American accounting principles, means that deferred tax on the temporary differences that occur when translating non-monetary items is not valued.

Changes in accounting principles

Successive revenue recognition

Beginning with 2001, Scania is applying recommendation RR 11 of the Swedish Financial Accounting Standards Council concerning revenue recognition. This means that revenue on "operating leases" as well as on other sales with repurchase obligations is reported successively over the life of the obligation instead of being reported on the delivery date, as previously. As a consequence of this, the equivalent assets remain in Scania's balance sheet, with Customer finance companies reported according to the equity accounting method. Payments received are reported there as prepaid income.

Accounting principles applied from 2002 onward

Through acquisitions, Latin American operations have assumed a more developed commercial nature. Like Scania's European commercial companies, the commercial portion will be translated according to the current method from 2002 onward.

From 2002 onward, Scania will be applying recommendation RR 15 of the Swedish Financial Accounting Standards Council, related to intangible assets. This recommendation is a translation of the International Accounting Standards Board's principle IAS 38, Intangible Assets. This means that a certain portion of Scania's Group-wide research and development expenditures will be recognised as assets and amortised over its estimated useful life.

Notes to the consolidated financial statements

All amounts are stated in millions of Swedish kronor (SEK m.) unless otherwise indicated.

Note 1 Sales

	2001	2000	1999
Trucks	**29,139**	31,101	27,888
Buses	**4,701**	3,704	3,601
Engines	**608**	437	444
Service-related products	**10,279**	8,113	6,927
Used vehicles and other products	**4,370**	3,810	2,765
Revenue deferral[1]	**–1,884**	–2,425	–3,066
Total Scania products	**47,213**	44,740	38,559
Car operations	**5,852**	6,658	5,485
Total	**53,065**	51,398	44,044

1 Refers to the difference between sales recognised as revenues and sales value based on delivery.

Note 2 Customer finance operations

The Group's Customer finance operations are conducted primarily by separate subsidiaries. Their financial statements are summarised below.

Income statement	2001	2000	1999
Interest income	**1,041**	718	559
Lease income	**2,656**	1,687	1,287
Depreciation	**–1,939**	–1,198	–921
Interest expenses	**–1,101**	–792	–581
Bad debts[1]	**–137**	–66	–57
Other expenses	**–242**	–170	–147
Income before taxes	**278**	179	140

Balance sheet	2001	2000	1999
ASSETS			
Lease assets	**9,894**	7,208	5,809
Financial receivables	**15,197**	11,314	9,453
Other assets	**1,163**	804	835
Total	**26,254**	19,326	16,097
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**2,492**	1,594	1,229
Borrowings	**21,691**	16,108	13,535
Other liabilities	**2,071**	1,624	1,333
Total	**26,254**	19,326	16,097

The statement of cash flow below describes the expansion in Customer finance operations.

Statement of cash flow	2001	2000	1999
Net income	**194**	126	112
Items not affecting cash flow	**312**	194	133
Cash from operating activities	**506**	320	245
Increase in lease assets	**–143**	–1,246	–1,606
Increase in financial receivables	**–2,435**	–1,680	–1,304
Change in other assets and liabilities	**–79**	162	38
Acquisition of business[2]	**–277**	–	–81
Expansion in Customer finance operations	**–2,428**	–2,444	–2,708

Lease assets	2001	2000	1999
Acquisition value	**13,919**	9,385	7,449
Accumulated depreciation	**–4,025**	–2,177	–1,640
Book value at year-end[3]	**9,894**	7,208	5,809

1 Including change in provisions for doubtful receivables.

2 Acquisition of the Dutch financing business Bezoma, part of Beers N.V. The value of assets totalled SEK 3,182 m. and liabilities totalled SEK 2,905 m. The purchase price amounted to SEK 277 m. The effect on cash flow totalled SEK –277 m.

3 Included in the consolidated accounts under "Machinery and equipment" after subtracting deferred profit recognition.

Net investments in financial leases	2001	2000	1999
Minimum lease payments receivable	**10,988**	8,543	7,176
Less:			
Executory costs and reserve for doubtful receivables	**–342**	–242	–194
Imputed interest	**–1,093**	–934	–860
Net investment[4]	**9,553**	7,367	6,122

4 Included in "Interest-bearing trade accounts receivable" and "Long-term interest-bearing receivables".

Future payments	Operating leases	Financial leases
2002	2,552	4,205
2003	2,089	3,063
2004	1,645	2,061
2005	844	1,137
2006	505	430
2007 and thereafter	264	92
Total	7,899	10,988

Note 3 Share of income of associated companies

The Group's share of income before taxes of associated companies consisted of the following:

	2001	2000	1999
Scania products [1]	**29**	195	162
Car operations	**30**	162	164
Total	**59**	357	326

1 In 2000, Beers accounted for SEK 182 m. In 2001, Beers was 100 percent included in Scania and was thus reported as a wholly-owned subsidiary.

Note 4 Financial income and expenses

	2001	2000	1999
Interest income			
Bank balances and short-term investments	**89**	237	242
Interest-bearing receivables	**157**	121	96
Interest portion of forward exchange contracts used to hedge net assets	**–2**	14	13
Other	**50**	43	30
Total interest income	**294**	415	381
Interest expenses			
Borrowings	**–1,086**	–945	–865
Interest on pension liability (PRI)	**–56**	–62	–44
Total interest expences	**–1,142**	–1,007	–909
Other	**–78**	–38	–17
Net financial items	**–926**	–630	–545

Note 5 Taxes

	2001	2000	1999
Current tax	**–642**	–1,088	–1,138
Deferred tax	**163**	–168	–112
Share of tax of associated companies	**–17**	–115	–103
Total	**–496**	–1,371	–1,353
Geographic distribution of income before taxes and minority interests:			
Sweden	**1,428**	3,564	3,903
Rest of the world	**113**	890	597
Total	**1,541**	4,454	4,500
Geographic distribution of tax expense:			
Current tax			
Sweden	**–369**	–857	–869
Rest of the world	**–273**	–231	–269
Total	**–642**	–1,088	–1,138
Deferred tax			
Sweden	**–7**	–65	–194
Rest of the world	**170**	–103	82
Total	**163**	–168	–112
Tax of associated companies	**–17**	–115	–103
Total	**–496**	–1 371	–1 353

The main reasons behind the difference between the statutory tax rate in Sweden and the effective tax rate in relation to income before taxes are indicated in the table below:

	2001	2000	1999
	%	%	%
Swedish statutory income tax rate	**28**	28	28
Valuation of tax loss carry-forwards	**7**	1	1
Difference between Swedish and foreign tax rates	**–5**	1	2
Tax-exempt income	**–2**	–1	–2
Non-deductible expenses including goodwill amortisation	**9**	2	2
Adjustment for taxes pertaining to previous years	**–2**	0	1
Other	**–3**	0	–2
Effective income tax rate	**32**	31	30

Note 6 Depreciation

Distribution of depreciation by function, excluding depreciation in Customer finance operations. (See note 2). "Selling expenses" included SEK 188 m. in amortisation of goodwill.

	2001	2000	1999
Cost of goods sold	**–1,504**	–1,411	–1,438
Research and development expenses	**–106**	–84	–70
Selling expenses	**–502**	–455	–360
Administrative expenses	**–45**	–49	–41
Total	**–2,157**	–1,999	–1,909

In addition to the above depreciation, reduction in value on capitalised vehicles[1] delivered with repurchase guarantees and short-term leasing outside of Customer finance operations reported under the heading "Operating leases" amounted to SEK 583 m. (344 and 165, respectively).

1 See "Successive revenue recognition" under accounting principles, page 57.

Note 7 Intangible fixed assets

Goodwill	2001	2000	1999
Accumulated acquisition value			
1 January	**760**	681	173
Aquisitions/divestments of businesses	**921**	61	514
Translation differences for the year	**101**	18	–6
Total	**1,782**	760	681
Accumulated amortisation			
1 January	**215**	126	60
Amortisation for the year	**188**	83	62
Acquisitions/divestments of businesses	**–5**	–	7
Translation differences for the year	**20**	6	–3
Total	**418**	215	126
Book value, 31 December	**1,364**	545	555

Note 8 Tangible fixed assets

	Building and land	Machinery and equipment	Construction in progress and adv. payment	Operational leases etc
Book value, 1 January 1999	5,653	7,155	784	4,926
Change in accumulated acquisition value, 1999	819	899	207	2,019
Change in accumulated depreciation,1999	–433	–1,226	–	–514
Book value, 31 Dec 1999	6,039	6,828	991	6,431
Change in accumulated acquisition value, 2000	473	1,719	-259	2,239
Change in accumulated depreciation, 2000	–250	–1,596	–	–648
Book value, 31 Dec 2000	6,262	6,951	732	8,022
2001				
Accumulated acquisition value				
1 January	9,238	18,301	732	10,696
Additions during the year	386	773	821	4,093
Acquisitions/divestments of businesses	1,104	147	–7	3,541
Divestments and disposals	–196	–676	–	–3,692
Reclassifications	90	222	–478	166
Translation differences for the year	331	772	26	762
Total	10,953	19,539	1,094	15,566
Accumulated depreciation				
1 January	3,008	11,350		2,635
Acquisitions/divestments of businesses	187	122		1,146
Divestments and disposals	–57	–529		–1,802
Reclassifications	–1	–39		40
Depreciation for the year on acquisition value:				
– industrial and sales operations	378	1,590		583
– Customer finance operations		11		1,939
Translation differences for the year	106	456		192
Total	3,621	12,961	–	4,733

	Building and land	Machinery and equipment	Construction in progress and adv. payment	Opera-tional leases etc
Accumulated revaluations				
1 January	33			
Total	33			
Accumulated write-downs				
1 January	1			39
Acquisitions of businesses				79
Write-downs for the year	1			36
Total	2			154
Book value at year-end	7,363	6,578	1,094	10,679
of which "Machinery"		5,648		
of which "Equipment"		930		
Tax assessment value, buildings (in Sweden)	1,120			
equivalent book value	2,430			
Tax assessment value, land (in Sweden)	365			
equivalent book value	437			

Firm obligations pertaining to leasing of premises are distributed as follows:

Rent payment						
2001	2002	2003	2004	2005	2006	2007 and thereafter
112	112	103	94	82	74	468

Note 9 Shares in associated companies etc

Shares in associated companies	**2001**	2000	1999
Accumulated acquisition value	**332**	750	739
Accumulated share of income	**387**	827	639
Book value	**719**	1,577	1,378

Specification of the Groups' holdings of shares and participations in associated companies etc.

Associated company/ *corporate ID number/* country of registration	% owner-ship	Book value in Parent Comp. accounts	Value of Scania's share in consolidated accounts **2001**	2000	1999
Svenska Volkswagen AB, 556084-0968, Sweden	50	21	**624**	659	593
Cummins-Scania High Pressure Injection L.L.C, 043650113, USA	30	25	**48**	36	40
WM-Data Scania AB, 556084-1206, Sweden	50	7	**45**	46	34
Swed Bus Pakistan Pvt Ltd, K-07897, Pakistan	50	2	**2**	–	–
Beers N.V., NL003779439B01, The Netherlands[1]	50	–	–	836	711
Shares in associated companies			**719**	1,577	1,378
Shares in other companies			**76**	14	10
Convertible debenture loans[2]			**–**	446	–
Total			**795**	2,037	1,388

1 During 2001, Scania acquired the remaining 50 percent of the shares in Beers' N.V. and the company thus became a wholly owned subsidiary.

2 Refers to two Brazilian dealership companies that were acquired in their entirety in January 2001.

The value of Scania's share in the consolidated financial statements using the equity accounting method and its ownership stake in the shareholders' equity of associated companies totalled the same amount (SEK 719 m.).

The Group's share of undistributed accumulated profit in associated companies comprised part of restricted reserves in consolidated accounts. It amounted to SEK 387 m. (827 and 639, respectively).

Note 10 Interest-bearing receivables (long-term)

	2001	2000	1999
Receivables in Customer finance operations	**9,394**	6,508	5,645
Other receivables	**784**	804	711
Total	**10,178**	7,312	6,356

In 2000 and 1999, "Other receivables" included deposits of SEK 107 m. and 151, respectively, with financial institutions that were restricted in their use by agreement with third parties.

Note 11 Inventories

	2001	2000	1999
Raw materials	**858**	781	987
Work in progress	**299**	359	458
Finished goods	**6,789**	6,327	5,992
Total	**7,946**	7,467	7,437

Note 12 Receivables

	2001	2000	1999
Interest-bearing trade accounts receivables	**988**	940	650
Receivables in Customer finance operations	**5,803**	4,543	3,530
Sub-total, interest-bearing trade accounts receivable	**6,791**	5,483	4,180
Trade accounts receivables	**7,731**	8,953	7,560
Other receivables	**1,824**	1,594	1,559
Prepaid expenses and accrued income	**675**	722	557
Sub-total, other receivables	**2,499**	2,316	2,116
Total	**17,021**	16,752	13,856

As of 31 December 2001, receivables from associated companies pertaining to products and services delivered were SEK 43.2 m. Trade accounts payable to associated companies pertaining to services and products purchased were SEK 21.8 m. and payables pertaining to interest-bearing financing SEK 40.2 m.

Note 13 Short-term investments

	2001	2000	1999
Cash equivalents (maturities of less than 90 days)	**895**	991	1,395
Short-term investments	**1,238**	948	318
Total	**2,133**	1,939	1,713

Half of the Group's short-term investments are found in the Latin American subsidiaries. The remainder was related to investments of surplus liquidity in Europe.

Investments totalling SEK 692 m. (866 and 653, respectively) in value were restricted by agreement with third parties.

Note 14 Shareholders' equity

The shareholders' equity of the Group has changed as follows:

2000	Share capital	Restricted reserves	Unrestr. shareholders' equity	Acc. translation diff.	Total
1 January	2,000	4,353	6,743	452	13,548
Dividend to shareholders			–1,400		–1,400
Net income for 2000			3,080		3,080
Translation differences for the year				470	470
Transfer between restricted and unrestricted equity		1,017	–1,017		
31 December	2,000	5,370	7,406	922	15,698
2001					
1 January	2,000	5,370	7,406	922	15,698
Dividend to shareholders'			–1,400		–1,400
Net income for 2001			1,048		1,048
Translation differences for the year[1]				649	649
Transfer between restricted and unrestricted equity[2]		295	–295		
31 December	**2,000**	**5,665**	**6,759**	**1,571**	**15,995**

Scania AB has 100,000,000 A shares outstanding with voting rights of one vote per share and 100,000,000 B shares outstanding with voting rights of 1/10 vote per share. No provisions to restricted reserves are required.

1 Translation differences for the year arise when foreign net assets are translated according to the current accounting method. The year's somewhat higher translation differences compared to 2000 were due to the weakened Swedish krona.

2 Transfers to restricted equity are explained mainly by increased deferred tax assets.

Note 15 Provisions for pensions and similar commitments

	2001	2000	1999
Provisions for FPG/PRI pensions	**1,427**	1,350	1,273
Provisions for vested pensions	**381**	312	290
Special pension allocation	**65**	64	74
Provisions for medical care benefits	**219**	203	205
Total	**2,092**	1,929	1,842

The amount under "Provisions for pensions" corresponds to the actuarial projections of all mandatory and voluntary pension obligations.

The Swedish plan for salaried employees is administered by a Swedish multi-employer pension institution, the Pension Registration Institute (PRI). The level of benefits and actuarial assumptions are established by PRI. Scania's pension liability consists of the sum of the discounted current value of the company's estimated future pension payments. Pension liability is based on current salaries.

"Provisions for pensions" include foreign subsidiaries, whose pension commitments are reported in accordance with the principles that apply in each country, provided that they permit earned pension benefits to be reported as an expense.

For obligations related to medical care benefits, which are attributable to its operations in Brazil, Scania applies SFAS 106, "Employers' Accounting for Postretirement Benefits". This means that medical care benefits, etc that are earned by the employees but not utilised until after retirement are expensed as they arise.

Note 16 Deferred tax assets/liabilities

	2001	2000	1999
Deferred tax assets			
Provisions	**212**	269	329
Property, plant and equipment	**171**	77	66
Inventories	**363**	308	251
Tax loss carry-forwards	**801**	525	398
Other	**349**	295	148
Offset within tax units	**–933**	–839	–690
Total	**963**	635	502
Deferred liabilities			
Property, plant and equipment	**2,190**	1,951	1,863
Tax allocation reserve	**807**	873	702
Other	**327**	286	169
Offset within tax units	**–933**	–839	–690
Total	**2,391**	2,271	2,044
Net deferred tax liabilities	**1,428**	1,636	1,542

Tax loss carry-forwards stem mainly from Latin America, France, England and Germany. For Latin American operations, deferred tax assets of SEK 510 m. related to tax loss carry-forwards were not reported due to a ceiling on annual future utilisation. Of the deferred tax assets attributable to tax loss carry-forwards, SEK 644 m. may be utilised without time constraints.

In Sweden, tax laws permit provisions to an untaxed reserve called a tax allocation reserve. Deductions for provisions to this reserve are allowed up to a maximum of 25 percent of the company's taxable profits. Each provision to this reserve may be freely withdrawn and face taxation, but must be withdrawn no later than the sixth year following the year the provision was made.

Note 17 Other provisions

	2001	2000	1999
Warranty provisions	**1,439**	1,245	1,267
Other	**745**	555	694
Total	**2,184**	1,800	1,961

Note 18 Borrowings

Borrowings for Customer finance operations are effectively matched against contracted payment flows with regard to currency and fixed-interest periods. Financing of industrial operations in Europe is mainly without currency risk, normally with a fixed-interest period of 3 months:

Short- and long-term borrowing distributed by currency[1]	2001	2000	1999
SEK	**12,593**	10,505	8,168
EUR	**14,549**	8,495	7,405
GBP	**1,698**	1,417	2,540
USD	**1,806**	4,567	2,245
Other currencies	**2,766**	2,374	4,029
Total[2]	**33,412**	27,358	24,387

1 Does not take into account any currency hedging.

2 These amounts include SEK 21,691 m. (16,108 and 13,535, respectively) in borrowings for customer finance operations. The average interest rate on borrowings, including borrowings for customer finance operations, was 5.9 percent (6.3 and 5.8, respectively) at year-end.

The above loans fall due for repayment as follows:

2002	14,504
2003	3,385
2004	7,145
2005	1,273
2006	714
2007 and later	6,391
Total	33,412

Scania has a committed revolving credit facility of USD 1,850 m. from an international banking syndicate that expires in November 2004. At year-end 2001, the equivalent of USD 370 m. of this facility was being utilised. This means that USD 1,480 m., equivalent to SEK 15,789 m. translated at the closing day rate, was available under the credit facility on December 31, 2001.

The Group has a medium-term note programme, under which Scania can issue notes and bonds with maturities ranging from one to ten years. At year-end, the maximum amount was SEK 7,000 m. and SEK 3,832 m. worth of such debt securities had been issued under the programme.

In conjunction with Standard & Poor's official credit rating of Scania, the Group established a European medium-term note programme, under which Scania can issue notes and bonds in the international financial market. At year-end, the maximum amount was EUR 1,500 m. and EUR 550 m. worth of such debt securities had been issued under the programme in the form of a public bond that matures in December 2008.

Scania also has short-term borrowing in the form of commercial paper in Sweden and Belgium, with maximum amounts of SEK 6,000 m. and EUR 400 m., respectively. At year-end, SEK 5,912 m. and EUR 85 m., respectively, of these facilities had been utilised.

Net indebtness	2001	2000	1999
Cash, bank balances and short-term investments	**4,107**	3,581	2,710
Short-term borrowings	**–14,504**	–11,986	–13,119
Long-term borrowings	**–18,908**	–15,372	–11,268
Total	**–29,305**	–23,777	–21,677
Of which, attributable to Customer finance operations	**–21,515**	–15,996	–13,368
Net indebtness	**–7,790**	–7,781	–8,309

Note 19 Accrued expenses and prepaid income

	2001	2000	1999
Accrued financial expenses	**431**	325	200
Customary accrued expenses and prepaid income	**3,440**	2,891	2,186
Prepaid income in operating leases[1]	**2,271**	2,091	1,630
Total	**6,142**	5,307	4,016

1 Beginning with the first quarter of 2001, Scania is applying recommendation RR 11 of the Swedish Financial Accounting Standards Council. This means that when selling vehicles with fixed repurchase obligations or when selling with a guaranteed residual value, the customer's payment is reported as prepaid income and the vehicle as an operating lease. The vehicle is then depreciated and the payment is reported as income successively during the obligation period.

Note 20 Assets pledged

	2001	2000	1999
Real estate mortgages	**231**	240	214
Receivables	**2**	5	17
Total	**233**	245	231

All assets pledged consisted of collateral for the Group's own liabilities. In 2001, all collateral was pledged to credit institutions and amounted to SEK 23 m. for short-term borrowings and SEK 210 m. for long-term borrowings.

Note 21 Contingent liabilities

	2001	2000	1999
FPG/PRI pension guarantee obligations on behalf of Group companies	**27**	27	25
FPG/PRI pension guarantee obligations on behalf of associated companies	**159**	147	138
Loan guarantees	**92**	144	106
Discounted bills and contracts	**140**	133	112
Other guarantees	**437**	430	264
Total	**855**	881	645

In addition to the above contingent liabilities, the Group has issued vehicle repurchase guarantees worth SEK 804 m. (727 and 737, respectively) to customers' creditors.

Repurchase obligations related to guaranteed residual values in operating leases amounted to SEK 7,260 m. (5,449 and 4,415, respectively).

The Group has given repurchase commitments without risks related to future prices to Svenska Volkswagen Finans AB in an amount estimated at SEK 452 m. (601 and 610, respectively).

The Group is party to legal proceedings and related claims arising in the normal course of business. Management believes, however – based on its assessments of these claims – that the ultimate resolution of these proceedings will not have a material impact on the Group's financial position.

Note 22 Items not affecting cash flow

Items not affecting cash flow	2001	2000	1999
Depreciation	**2,157**	1,999	1,909
Value adjustment, short-term leasing	**161**	44	39
Unrealised exchange rate differences	**–58**	–66	–13
Doubtful receivables	**263**	61	100
Share of income of associated companies	**–59**	–357	–326
Share of taxes of associated companies	**17**	115	103
Dividends from associated companies	**70**	98	114
Deferred tax	**–306**	68	47
Deferred profit recognition, operating leases	**–120**	154	315
Other	**–1**	–119	34
Total	**2,124**	1,997	2,322

Change in working capital			
Interest-bearing long-term receivables	**97**	–32	50
Other receivables	**1,876**	–1,362	–2,796
Inventories	**475**	74	693
Provisions for pensions	**153**	75	–95
Advance payments from customers	**185**	–40	–84
Trade accounts payable	**–519**	699	131
Other liabilities and provisions	**–372**	170	–4
Total	**1,895**	–416	–2,105

Net investments excluding acquisitions/divestments of businesses			
Investments in tangible fixed assets	**–2,405**	–1,968	–1,965
Divestments of tangible fixed assets	**527**	447	311
Total	**–1,878**	–1,521	–1,654

Net investment through acquisitions/divestments of businesses			
Proceeds from sale of shares (after subtracting liquid assets in divested businesses)[1]	**–42**	24	–7
Acquisitions of businesses[1]	**–887**	–53	–1,114
Acquisitions of convertible debenture loans[2]	**–**	–428	–
Total	**–929**	–457	–1,121

Change in net indebtness through financing activities			
Net change in short-term borrowings	**–782**	–2,070	–134
Repayment of long-term borrowings	**–1,248**	–190	–536
Increase in long-term borrowings	**4,032**	4,221	5,033
Net change in restricted deposits	**117**	59	68
Total	**2,119**	2,020	4,431

Interest and taxes paid	2001	2000	1999
Interest received during the year	**294**	415	382
Interest paid during the year	**1,035**	882	909
Taxes paid during the year	**1,049**	1,373	1,320

1 During 2001, Scania acquired the remaining 50 percent of its distributor in the Netherlands as well as dealership companies in Brazil, Denmark and Lithuania. The acquisition of the Brazilian dealerships occurred through conversion of debenture loans. During the year, Scania sold dealerships in Finland and Sweden. According to acquisition analyses, the value of the liabilities and assets acquired/divested was as follows:

	Acquisitions	Divestments
Tangible and intangible fixed assets	1,938	–76
Inventories	634	–33
Receivables	321	–20
Liquid assets	178	–70
Borrowings	562	56
Other liabilities and provisions	–1,308	110
Shares in associated companies and other companies	60	–
Gain/loss from divestments of companies	–	5
Book value of previously owned holdings in new Group company	–835	–
Puchase price paid	1,550	–28
Of which, paid through conversion of debenture loans	–485	–
Liquid assets in acquired/ divested companies	–178	70
Impact on consolidated liquid assets and short-term investments	887	42

2 Refers to two Brazilian dealership companies that were acquired in their entirety in January 2001.

Note 23 Wages, salaries and other remuneration; average number of employees

Wages, salaries and other remuneration	2001	2000	1999
Operations in Sweden:			
Boards of Directors, Presidents and Executive Vice Presidents	**44**	53	35
– Of which, bonuses	**17**	25	6
Other employees	**3,139**	3,155	3,000
Operations outside Sweden:			
Boards of Directors, Presidents and Executive Vice Presidents	**164**	132	124
– Of which, bonuses	**20**	15	19
Other employees	**3,949**	3,288	2,525
Total	**7,296**	6,628	5,684
Pension costs and other mandatory payroll fees	**2,863**	2,358	2,148
– Of which, pension costs[1]	**725**	485	365
Total wages, salaries and remuneration, pension costs and other mandatory payroll fees	**10,159**	8,986	7,832

Average number of employees	2001	2000	1999
Operations in Sweden:			
Average number of employees	**11,943**	12,060	11,440
Operations outside Sweden:			
Number of countries	**49**	43	45
Average number of employees	**15,038**	13,556	11,694
Average total number of employees	**26,981**	25,616	23,134

Average number of employees, by country	2001	2000	1999
Operations in Sweden	**11,943**	12,060	11,440
– of whom men	**10,194**	10,333	9,965
– of whom women	**1,749**	1,727	1,475

1 Of the pension cost in the consolidated financial statements, SEK 22 m. (25 and 35, respectively) was for Boards of Directors and Presidents in the Scania Group. At year-end, the total pension commitment was SEK 81 m. for this category.

Average number of employees	2001	2000	1999
Operations outside Sweden:			
The Netherlands	**2,364**	1,510	1,614
Brazil	**2,050**	2,151	1,932
Great Britain	**1,632**	1,586	1,467
Germany	**927**	695	591
France	**879**	871	918
Norway	**834**	863	217
Argentina	**760**	833	1,040
Finland	**691**	743	3
Belgium	**665**	583	684
Denmark	**475**	551	680
Austria	**425**	396	349
Poland	**416**	406	332
Mexico	**309**	150	73
Australia	**290**	295	303
Switzerland	**275**	272	255
South Africa	**261**	230	169
Italy	**181**	174	174
South Korea	**163**	121	69
Russia	**160**	108	96
Spain	**130**	102	84
Czech Republic	**127**	107	95
Morocco	**107**	87	73
27 countries < 100 employed[2]	**917**	722	476
Total	**15,038**	13,556	11,694
– of whom men	**13,320**	11,987	10,357
– of whom women	**1,718**	1,569	1,337
Average total number of employees	**26,981**	25,616	23,134

2 In 1999 and 2000, 22 countries had fewer than 100 Scania employees.

Number of employees on 31 Dec	2001	2000	1999
European operations			
Production operations and corporate staff units	**13,321**	14,093	13,532
Sales and service companies	**10,583**	9,391	9,001
Total, European operations	**23,904**	23,484	22,533
Latin American operations	**4,199**	3,688	3,660
Customer finance operations	**239**	194	166
Total	**28,342**	27,366	26,359
– of whom, contract employees	**766**	1,857	1,498

	2001			2000			1999		
Wages, salaries and other remuneration, pension costs and other mandatory payroll fees by country	Wages, salaries and other remuneration	Mandatory payroll fees (of which, pensions)		Wages, salaries and other remuneration	Mandatory payroll fees (of which, pensions)		Wages, salaries and other remuneration	Mandatory payroll fees (which, pensions)	
Operations in Sweden	**3,183**	**1,875**	**(535)**	3,208	1,543	(320)	3,035	1,442	(265)
Operations outside Sweden:									
The Netherlands	**676**	**138**	**(36)**	355	78	(31)	366	84	(34)
Great Britain	**578**	**92**	**(33)**	517	73	(25)	290	71	(21)
Brazil	**441**	**171**	**(0)**	489	172	(0)	385	133	(0)
Germany	**309**	**66**	**(7)**	218	47	(9)	193	45	(10)
Norway	**303**	**49**	**(11)**	262	32	(6)	70	7	(0)
France	**231**	**140**	**(41)**	200	117	(34)	221	139	(15)
Argentina	**208**	**91**	**(0)**	219	88	(0)	207	78	(0)
Finland	**186**	**62**	**(33)**	177	62	(33)	1	0	(0)
Denmark	**185**	**22**	**(9)**	188	16	(8)	216	28	(4)
Belgium	**166**	**53**	**(0)**	148	49	(0)	137	50	(0)
Austria	**156**	**1**	**(1)**	131	2	(2)	121	2	(1)
Switzerland	**122**	**26**	**(0)**	110	22	(0)	95	22	(0)
37 countries with < SEK 100 m.[3]	**552**	**77**	**(19)**	406	57	(17)	347	47	(15)
Total	**4,113**	**988**	**(190)**	3,420	815	(165)	2,649	706	(100)
Group total	**7,296**	**2,863**	**(725)**	6,628	2,358	(485)	5,684	2,148	(365)

Refunds of surplus pension premiums from Alecta (formerly SPP) during 2000, totalling SEK 124 m., are expected to be utilised by 2003.

3 In 2000, 31 countries had less than SEK 100 m. in wages, salaries and other remuneration. In 1999, the figure was 29 countries.

Note 24 Information regarding compensation to executive officers and auditors

According to the decision of the Annual Meeting, the 2001 compensation to the members of the Board of Directors elected by the Annual Meeting amounted to SEK 2,625,000. The Chairman received compensation of SEK 700,000.

Scania's regular incentive program for executive officers, among them the President and CEO, which was approved by the Board in 1997, includes a bonus based on operating return, defined as Scania Group net income after subtracting the cost of shareholders' equity. Earnings for 2001 will not result in any bonus outcome.

The outcome of the regular incentive programme that applied to 2000 was settled during 2001. The President's portion of this programme was allocated for a pension, by means of a premium of SEK 4,885,125.

About 50 executive officers were covered by an extra bonus programme for 2000. The purpose of the bonus programme was to retain executive officers and create strong motivation in the turbulent ownership situation that prevailed during 2000 in conjunction with Volvo's buyout of Scania. The President's portion of this programme was equivalent to one year's fixed salary. In addition, the President was paid an extra year's fixed salary on the condition that he was employed by the company on 31 December 2001. These amounts were allocated for future pensions. The salary paid to the President during 2001 (including taxable benefits) totalled SEK 5,092,622. His fixed salary of SEK 5,000,000 remained unchanged during 2001.

The pension plan in addition to the ITP occupational pension, with a retirement age of 65 for executive officers is a defined-contribution plan. Benefits accrue by means of annual payment of premiums by the company, totalling 15–20 percent of fixed salary in the 20–30 base amount interval (base amount = *basbelopp* as defined by Swedish social insurance legislation) and 25–30 percent of fixed salary above 30 base amounts. Added to this is the value of annual employee co-payments, amounting to 2–5 percent of fixed salary. The retirement age according to the plan is 60 for the Executive Board and 62 for other executive officers covered by the plan.

The President – in addition to the ITP plan with a retirement age of 65 – is entitled to a defined contribution pension programme. The pension cost to the company consists of pension premiums amounting to 35 percent of fixed salary for as long as the President remains an employee of the company.

The President holds a non-transferable employee stock option without market value, entitling him, after five years but no later than after seven years, to purchase a maximum of 220,000 shares in Scania AB at a price of SEK 196 per share. The employee stock option has been secured financially in the market, so that Scania's costs for this programme are known. The option carries an entitlement to purchase existing Series B shares and thus will not lead to dilution for Scania's shareholders.

If he resigns of his own volition, or is terminated by the company, the President is entitled to his salary for a six month notice period.

In light of the complex ownership structure of Scania AB and at the request of the new main owner (Volkswagen AG), during 2001 the Board's committee for compensation issues approved a five-year employment agreement with the President. The new agreement, which stipulates the conditions of the President's employment until 30 March 2006, prescribes that an annual extra pension provision of SEK 4,410,000 will be made during each of the five years even if employment should cease due to termination by the company. In such a case, the other agreed salary and incentive benefits will also be provided for the period. As a consequence of this agreement, a pension provision of SEK 4,410,000 was made during 2001.

The employment agreement with the President will end automatically twelve months after Volkswagen AG has reduced its holding in Scania AB – direct or indirect – so that it is below 5 percent. In such a case, the above-stated benefits shall be provided.

The other members of the Executive Board, if terminated by the company, are entitled to severance pay equivalent to a maximum of two years' salary, in addition to their salary during the six-month notice period. If they obtain new employment within 18 months, counting from their termination date, their severance pay ceases. In case of a substantial change in the ownership structure of Scania, the members of the Executive Board are entitled to resign of their own volition with severance pay amounting to two years' salary.

Fees and other compensation to external auditors reported as expenses during the year are shown in the following table:

	2001		2000	
	Auditing assignments	**Other assignments**	Auditing assignments	Other assignments
KPMG	**18**	**5**	11	3
Ernst & Young	**5**	**3**	3	1
Other auditors	**11**	**7**	9	4
Total	**34**	**15**	23	8

Note 25 Net assets outside Sweden

Currency	2001	2000	1999
Europe			
EUR	**3,523**	5,383	4,236
GBP	**650**	719	54
Other European currencies	**1,027**	1,130	1,006
Latin America			
USD	**–701**	477	1,262
Real, Peso and other local currencies	**3,512**	3,097	2,600
Other countries			
USD	**87**	111	72
Other currencies	**690**	559	344
Total	**8,788**	11,476	9,574

Net assets in Real, Peso and other currencies in Latin America included SEK 3,586 m. in fixed assets.

Note 26 Currency exposure in operating income, by region

The table shows the net amount of the Scania Group's operating revenues and operating expenses exposed to foreign currencies, by region/country.

	2001	2000	1999
Europe			
EMU countries (local currencies)	**5,132**	6,856	7,218
Great Britain (local currency)	**2,730**	3,290	3,049
Denmark/Norway (local currencies)	**1,341**	1,014	1,325
Switzerland (local currencies)	**717**	770	492
Central and eastern Europe (local currencies, EUR)	**2,081**	1,552	1,190
Total, Europe	**12,001**	13,482	13,274
Asia/Oceania (USD, AUD, EUR)	**1,945**	1,871	883
Africa (USD, ZAR, EUR)	**578**	517	555
Latin America (USD)	**-394**	248	15
Total	**14,130**	16,118	14,727

Not 27 Effect of exchange rate differences on net income

The amounts that affected net income for 2001 were exchange rate differences minus exchange rate losses on the difference between the invoice exchange rate and the exchange rate on the payment date for receivables and liabilities, plus exchange rate differences that arose from applying the monetary vs non-monetary translation method. Net income for 2001 was affected by exchange rate differences as presented in the following table:

Sales	243
Costs of goods sold	–133
Selling expenses	53
Operating income	163
Financial income and expenses	–76
Taxes	–83
Effect on net income	4

Apart from the above exchange rate differences, compared to 2000, the total effect on operating income of changes in exchange rates including hedging was estimated at about SEK 700 m. in European operations. For Latin American operations, direct and indirect effects of changes in exchange rates adversely affected operating income by SEK 400 m.

For information on accumulated exchange rate differences that are charged or credited directly to shareholders' equity, see Note 14.

Notes to the Parent Company financial statements

All amounts are stated in millions of Swedish kronor (SEK m.) unless otherwise indicated.

Note 1 Financial income and expenses

	2001	2000	1999
Interest income			
From subsidiaries	**107**	54	6
Sub-total	**107**	54	6
Interest expenses			
To subsidiaries	**–**	–2	–17
Interest portion of forward exchange contracts used for hedging net assets	**–2**	–10	–8
Sub-total	**–2**	–12	–25
Exchange rate differences on forward exchange contracts for hedging net assets of foreign subsidaries	**–54**	–55	–23
Total financial income and expenses	**51**	–13	–42
Dividends, Group contributions etc			
From Group companies	**650**	3,184	3,569
From other companies	–	–	50
Sub-total	**650**	3,184	3,619
Total	**701**	3,171	3,577

Note 3 Shareholders' equity

	Share capital	Statutory reserve	Unrestr. shareholders' equity	Total
Balance on 31 Dec 1999	2,000	1,120	8,024	11,144
Dividend to shareholders			–1,400	–1,400
Net income for 2000			1,826	1, 826
Balance on 31 Dec 2000	2,000	1,120	8,450	11,570
Dividend to shareholders			–1,400	–1,400
Net income for 2001			703	703
Balance on 31 Dec 2001	2,000	1,120	7,753	10,873

Note 2 Shares in Group companies

Subsidiary/corporate ID number/country of registration	Ownership, %	**Book value 2001**	Book value 2000	Book value 1999
Scania CV AB, 556084-0976, Sweden	100.0	**8,401**	8,401	8,401
Scania Latin America Ltda, 635,010,727,112, Brazil	100.0	**2,257**	2,257	2,257
Scania Argentina S.A, 30-51742430-3, Argentina	73.6[1]	**298**	298	298
Scania del Peru S.A, 101, 36300, Peru	54.7[1]	**15**	15	15
Total [2]		**10,971**	10,971	10,971

1 The Group's ownership interest is 100 percent. 2 The acquisition value of these shares for tax purposes is significantly lower than their book value.

Scania CV AB, in turn, directly or indirectly owns a number of sales companies, of which the largest are located in Australia, Austria, Belgium, Denmark, France, Germany, Great Britain, Italy, the Netherlands, Norway, Spain and Sweden. It also owns production facilities in Denmark, France, the Netherlands and Poland.

A complete list of associated companies and other companies was included in the annual report filed with the Swedish Patent and Registration Office and may be obtained from Scania's Head Office in Södertälje, Group Financial Reporting.

Note 4 Untaxed reserves

	2001	2000	1999
Tax allocation reserve	**2,836**	3,111	2,477
Total	**2,836**	3,111	2,477

SEK 794 m. (871 and 693, respectively) of "Untaxed reserves" consists of deferred taxes. Deferred taxes are not included in the Parent Company balance sheet, but are included in the consolidated balance sheet.

Note 5 Contingent liabilities

	2001	2000	1999
FPG/PRI pension guarantees on behalf of Group companies	**1,456**	1,377	1,298
FPG/PRI pension guarantees on behalf of associated Group companies	**159**	148	138
Loan guarantees on behalf of Group companies[1]	**25,257**	17,951	16,703
Total	**26,872**	19,476	18,139

1 Most of the item is related to loan guarantees on behalf of borrowings by Scania CV AB.

Not 6 Information regarding compensation to executive officers and auditors

The President of Scania AB and the other members of the executive management hold identical positions in Scania CV AB. Wages, salaries and other remuneration are paid by Scania CV AB. The reader is therefore referred to Notes 23 and 24 to the consolidated financial statements.

Compensation of SEK 11,000 was paid to outside auditors in 2001 with respect to the Parent Company.

Financial information in accordance with U.S. generally accepted accounting principles (U.S. GAAP)

The Scania Group's consolidated accounts have been prepared in compliance with Swedish accounting practices, which differ in certain respects from U.S. GAAP. The differences that have a material effect on the net income and shareholders' equity of the Scania Group are described below. The Group annually submits Form 20F to the Securities and Exchange Commission (SEC).

(a) Goodwill

In June 1991, Saab-Scania AB became a wholly owned subsidiary of Investor AB through an acquisition of all outstanding shares in the market. In January 1994, the net assets of Scania's operations were transferred to a separate company.

According to U.S. GAAP, push-down accounting is applied in such instances, which means that a goodwill value plus the tax effects of pre-1995 equity hedges is assigned to the Scania operations. Goodwill is amortised over 40 years.

(b) Pension costs

The pension commitments reported in the consolidated financial statements have been based on actuarial calculations in accordance with Swedish accounting principles.

The principles of U.S. GAAP are more detailed and prescribe, among other things, the use of the final salary method known as the "projected unit credit method". There are also differences concerning actuarial assumptions, the treatment of actuarial gains/losses and the reporting of changes in assumptions.

Refunds of surplus premiums from the Swedish retirement insurance company Alecta (formerly SPP) were allocated to the company during 2000. According to Swedish accounting principles, a still unused portion of the surplus was included in revenue and reported as a receivable in 2000. According to U.S. GAAP, a revenue item and an asset may not be reported until the period the allocated amount can be utilised. During 2001 a portion of the remaining surplus was utilised, at which time the amount was reported as revenue in conformity with the rules in U.S. GAAP.

(c) Financial instruments and hedging

From 1 January 2001 onward, the company has applied SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to SFAS 133" in its U.S. GAAP reporting.

According to U.S. GAAP, the reporting of gains/losses pertaining to forward contracts may be delayed only if the contract is classified as, and fulfils the criteria for, an effective hedge. If the contracted amount exceeds the transaction that the hedge pertains to or is not classified as an effective hedge, the contract is reported at fairmarket value and unrealised gains/losses are reported as income.

Derivative instruments, including "embedded derivatives", shall be reported in the balance sheet at their fair value as assets/liabilities. A company must classify, document and assess whether the effectiveness of a hedge justifies reporting it according to the principles of hedge accounting. The way that changes in the fair value of a derivative are to be reported depends on the purpose of the derivative and its classification.

Gains/losses pertaining to derivatives intended to hedge the actual value of assets and liabilities, "fair-value hedges", are reported under income. If a derivative that is used to hedge future cash flows is classified as effective, changes in fair value are reported as part of shareholders' equity. If the derivative can no longer be classified as effective, the changes are reported directly under income.

For derivatives that are used to hedge net investments abroad and that are classified as effective, gains/losses are reported as part of shareholders' equity. Gains/losses from other derivatives are reported under income.

Latin American operations are an integral part of Scania, and translation of their financial statements to Swedish kronor occurs according to the monetary/non-monetary method of accounting. According to U.S. GAAP, translation of Latin American operations must occur according to the current method.

(d) Capitalisation of expenses

In accordance with Swedish accounting principles, the company has capitalised pre-operating expenses pertaining to a production facility. According to U.S. GAAP, such expenses are charged to income in the period they actually arise.

(e) Reporting of divestments

During 2000, Scania reported the divestment of properties. According to U.S. GAAP, divestments are not to be reported until full proceeds have been received and the transactions have thereby been completed in their entirety.

(f) Change in tax rate

Swedish accounting principles differ from U.S. GAAP with regard to which country's tax rate shall be used when calculating such items as internal profit on inventory. Sweden uses the tax rate of the purchasing country while U.S. GAAP reports the tax incurred by the selling company.

(g) Personnel cutback expenses

During 2001, Scania made provisions for personnel cutback expenses according to Swedish accounting principles. In U.S. GAAP, the information requirements that must be met to allow such provisions to be made are much stricter than according to Swedish accounting practices. Scania did not entirely meet these requirements, with respect to terms of compensation, and a difference compared to U.S. GAAP thus arose.

Supplementary information

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations", and SFAS 141, "Goodwill and Other Intangible Assets". SFAS 141 prescribes the use of the acquisition accounting method in cases of acquisitions and mergers. It also specifies the conditions for allowing acquired intangible fixed assets to be reported as a separate item. As provided by SFAS 142, goodwill and intangible fixed assets with indefinite useful lives will no longer be amortised, but instead will be tested at least annually and amortised in case of impairment.

The Scania Group introduced SFAS 141 on 1 July 2001 in its U.S. GAAP reporting. SFAS 142 will be applied beginning on 1 January 2002 when it enters into force. This means that goodwill and intangible assets with indefinite useful lives acquired after 30 June 2001 will not be amortised. Amortisation has been carried out on goodwill and intangible assets acquired before 1 July 2001.

SFAS 143, "Accounting for Asset Retirement Obligations", was also issued in June 2001. According to SFAS 143, the company must report the fair value of a liability that arises in connection with the retirement of a tangible asset during the period when a legally binding obligation occurs. This applies regardless of whether the related liability is incurred due to acquisition, construction, development and/or normal operation. When the liability is incurred, the corresponding asset is also recognised and depreciated over the useful life of the fixed asset. SFAS enters into force on 1 January 2003.

In August 2001, SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", was issued. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived (fixed) assets. This statement requires the value of long-lived assets be tested whenever events indicate that the carrying amount (book value) of an asset is not recoverable. Companies must separately report operations that have been disposed of. This also applies to a portion of a unit that has either been disposed of through sale, discontinuation or spin-off to owners, or that is being held for sale. SFAS 144 enters into force on 1 January 2002.

Scania is working to analyse the effects of the introduction of these new accounting principles.

The table summarises the changes in Scania's net income and shareholders' equity that would arise from the application of U.S. GAAP:

Net income	**2001**	2000	1999
Net income according to Swedish GAAP	**1,048**	3 080	3 146
Goodwill (a)	**–12**	–12	–12
Pension costs (b)	**34**	–130	–43
Financial instruments and hedging (c)	**3**	47	175
Capitalisation of expenses (d)	**–**	–	10
Reporting of divestments (e)	**92**	–92	–
Change in tax rates (f)	**–100**	–	–
Personel cutback expenses (g)	**65**	–	–
Tax effect of U.S. GAAP adjustments	**8**	93	–2
Change in net income	**90**	–94	128
Net income according to U.S. GAAP	**1,138**	2,986	3,274
Earnings per share according to U.S. GAAP	**5.69**	14.93	16.37

Shareholders' equity	**2001**	2000	1999
Shareholders' equity according to Swedish GAAP	**15,995**	15,698	13,548
Reporting of goodwill etc (a)	**300**	312	324
Pension costs (b)	**68**	91	200
Financial instruments and hedging (c)	**–1,768**	–905	–769
Capitalisation of expenses (d)	**–**	–	–
Reporting of divestments (e)	–	–92	–
Change in tax rates (f)	**–100**	–	–
Personel cutback expenses (g)	**65**	–	–
Tax effect of U.S. GAAP adjustments	**45**	20	–52
Change in shareholders' equity	**–1,390**	–574	–297
Shareholders' equity according to U.S. GAAP	**14,605**	15,124	13,251

Proposed distribution of earnings

The Scania Group's unrestricted shareholders' equity according to the consolidated balance sheet amounts to SEK 8,330 m., of which net income for the year is SEK 1,048 m. The Board of Directors and the President propose that the following amounts at the disposal of the Annual Meeting:

SEK m.	
Retained earnings	7,050
Net income for the year	703
Total	7,753
be distributed as follows:	
To the shareholders, a dividend of SEK 3.50 per share	700
To be carried forward	7,053
Total	7,753

After implementing the proposed distribution of earnings, the shareholders' equity of the Parent Company is as follows:

SEK m.	
Share capital	2,000
Statutory reserve	1,120
Retained earnings	7,053
Total	10,173

Södertälje, 11 March 2002

Dr. Ferdinand Piëch
Chairman

Peggy Bruzelius	Clas Åke Hedström	Rolf Stomberg
Lothar Sander	Kjell Wallin	Marcus Wallenberg
Detlef Wittig	Cees J.A. van Lede	Jan Westberg

Leif Östling
President and CEO

Our auditors' report was submitted on 14 March 2002.

Caj Nackstad	Gunnar Widhagen
Authorised Public Accountant	*Authorised Public Accountant*

Auditors' report

To the Annual General Meeting of the shareholders of Scania AB (publ). Corporate ID number: 556184-8564.

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Scania AB (publ.) for the financial year 2001. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Södertälje, 14 March 2002

Caj Nackstad	Gunnar Widhagen
Authorised Public Accountant	*Authorised Public Accountant*
KPMG	Ernst & Young AB

Sales and income per quarter

	January – March				April – June				July – September				October – December			
	2001	2000	1999	1998	**2001**	2000	1999	1998	**2001**	2000	1999	1998	**2001**	2000	1999	1998
Sales, units																
Trucks	**10,893**	12,054	12,013	10,679	**11,833**	13,557	11,039	11,881	**9,166**	10,900	10,223	10,080	**11,767**	15,807	13,376	12,913
Buses	**834**	952	897	990	**1,261**	1,084	920	1,160	**1,178**	869	957	958	**1,399**	1,269	989	1,009
Total	**11,727**	13,006	12,910	11,669	**13,094**	14,641	11,959	13,041	**10,344**	11,769	11,180	11,038	**13,166**	17,076	14,365	13,922
Sales, SEK m.																
European operations	**10,101**	9,540	9,013	7,702	**10,909**	10,372	8,433	8,310	**9,182**	8,142	7,867	7,233	**12,304**	12,043	9,728	9,573
Latin American operations	**1,260**	1,120	962	1,404	**1,570**	1,421	1,139	1,658	**1,387**	1,619	1,193	1,709	**1,589**	1,944	1,266	1,380
Less intra-Group sales	**–279**	–305	–183	–498	**–276**	–417	–249	–431	**–275**	–436	–292	–404	**–259**	–303	–318	–215
Total Scania products	**11,082**	10,355	9,792	8,608	**12,203**	11,376	9,323	9,537	**10,294**	9,325	8,768	8,538	**13,634**	13,684	10,676	10,737
Car operations	**1,323**	1,695	1,257	1,322	**1,585**	1,871	1,561	1,538	**1,413**	1,581	1,210	1,394	**1,531**	1,511	1,457	1,471
Scania Group total	**12,405**	12,050	11,049	9,930	**13,788**	13,247	10,884	11,075	**11,707**	10,906	9,978	9,932	**15,165**	15,195	12,133	12,209
Operating income, SEK m.																
European operations	**994**	1,133	1,244	761	**669**	1,003	1,311	978	**514**	791	1,122	860	**802**	1,694	1,303	1,314
Latin American operations	**–121**	–122	–96	–216	**–144**	–61	–158	–55	**–211**	35	–68	–96	**–425**	157	–6	–295
Customer finance operations	**70**	38	30	23	**72**	42	39	15	**81**	46	32	25	**55**	53	39	28
Total Scania products	**943**	1,049	1,178	568	**597**	984	1,192	938	**384**	872	1,086	789	**432**	1,904	1,336	1,047
Car operations	**9**	56	62	61	**53**	67	71	72	**18**	29	53	62	**31**	123	67	55
Scania Group total	**952**	1,105	1,240	629	**650**	1,051	1,263	1,010	**402**	901	1,139	851	**463**	2,027	1,403	1,102
Income after financial items, SEK m.	**819**	955	1,110	552	**407**	891	1,130	937	**298**	742	984	753	**17**	1,866	1,276	972
Net income SEK m.	**573**	661	770	390	**265**	616	784	664	**199**	514	709	526	**11**	1,289	883	670
Earnings per share, SEK	**2.87**	3.31	3.85	1.95	**1.33**	3.08	3.92	3.32	**0.99**	2.57	3.55	2.63	**0.05**	6.45	4.42	3.35
Operating margin, %																
European operations	**9.8**	11.9	13.8	9.9	**6.1**	9.7	15.5	11.8	**5.6**	9.7	14.3	11.9	**6.5**	14.1	13.4	13.6
Latin American operations	**–9.6**	–10.9	–10.0	–15.4	**–9.2**	–4.3	–13.9	–3.3	**–15.2**	2.2	–5.7	–5.6	**–26.7**	8.1	–0.5	–21.4
Scania products	**8.5**	10.1	12.0	6.6	**4.9**	8.6	12.8	9.8	**3.7**	9.4	12.4	9.2	**3.2**	13.9	12.5	9.7
Car operations	**0.7**	3.3	5.0	4.6	**3.3**	3.6	4.5	4.7	**1.3**	1.8	4.4	4.4	**2.0**	8.1	4.6	4.0
Total	**7.7**	9.2	11.2	6.3	**4.7**	7.9	11.6	9.1	**3.4**	8.3	11.4	8.6	**3.1**	13.3	11.6	9.0

Key financial ratios[1] and definitions

	2001	2000	1999	1998
Earnings per share, SEK	**5.24**	15.40	15.73	11.25
Earnings per share according to U.S. GAAP, SEK	**5.69**	14.93	16.37	11.21
Return on shareholders' equity, %	**6.5**	21.6	25.1	20.7
Profit margin, %	**4.7**	10.5	12.0	8.7
Capital turnover rate, times	**1.80**	1.88	1.77	1.99
Return on capital employed, %	**8.4**	19.7	21.2	17.3
Debt/equity ratio	**0.49**	0.50	0.61	0.55
Interest coverage, times	**2.2**	5.0	5.9	6.1
Equity/assets ratio, %	**23.4**	25.8	25.3	25.8

1 Unless otherwise indicated, calculations are based on an average for five measurement points (quarters).

Earnings per share
Net income by the number of shares.

Return on shareholders' equity
Net income as a percentage of shareholders' equity.

Profit margin
Operating income excluding Customer finance operations plus financial income as a percentage of sales.

Capital turnover
Sales divided by capital employed (total assets less non-interest-bearing liabilities), with Customer finance operations reported according to the equity accounting method.

Return on capital employed
Operating income excluding Customer finance operations plus financial income as a percentage of capital employed, with customer finance operations reported according to the equity accounting method.

Net debt/equity ratio
Short- and long-term borrowings (excluding pension liabilities and net indebtness in Customer finance operations) less liquid assets, divided by shareholders' equity.

Interest coverage
Operating income plus financial income divided by financial expenses.

Equity/asset ratio
Shareholders' equity as a percentage of total assets, including Customer finance operations, on each respective balance sheet date.

Multi-year statistical review

SEK m. unless otherwise indicated	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Sales by market area												
Western Europe	**35,635**	35,370	33,146	28,874	23,102	21,009	21,715	14,880	10,920	11,424	12,218	12,838
Central and eastern Europe	**2,624**	1,826	1,330	1,814	1,398	827	732	266	195	289	133	114
Europe	**38,259**	37,196	34,476	30,688	24,500	21,836	22,447	15,146	11,115	11,713	12,351	12,952
Latin America	**5,533**	5,472	4,196	5,957	6,784	4,800	5,742	6,109	4,619	3,040	2,566	2,920
Asia	**2,898**	2,390	1,118	1,018	1,932	1,740	1,904	1,504	1,171	1,084	2,286	863
Other markets	**2,407**	2,107	1,835	1,924	1,871	1,578	1,623	1,329	1,062	715	787	936
Revenue deferral[1]	**–1,884**	–2,425	–3,066	–2,166	–1,783	–1,160	–568					
Total, Scania products	**47,213**	44,740	38,559	37,421	33,304	28,794	31,148	24,088	17,967	16,552	17,990	17,671
Sales by area of operations												
European operations	**42,496**	40,097	35,041	32,818	27,278	24,496	25,979	18,542	13,651	13,682	15,626	14,914
Latin America operations	**5,806**	6,104	4,560	6,151	6,973	4,754	5,933	6,108	4,619	3,040	2,566	2,920
Less intra-Group sales	**–1,089**	–1,461	–1,042	–1,548	–947	–456	–764	–562	–303	–170	–202	–163
Total, Scania products	**47,213**	44,740	38,559	37,421	33,304	28,794	31,148	24,088	17,967	16,552	17,990	17,671
Car operations	**5,852**	6,658	5,485	5,725	4,632	3,776	3,124	2,560	2,222	1,470	1,399	1,377
Total	**53,065**	51,398	44,044	44,146	37,936	32,570	34,272	26,648	20,189	18,022	19,389	19,048
Operating income												
European operations	**2,979**	4,621	4,980	3,913	2,309	2,276	4,598	2,816	488	1,069	1,452	2,072
Latin American operations	**–901**	9	–328	–662	407	511	413	915	483	242	136	441
Customer finance operations	**278**	179	140	91	73	55	98	5	–91	–38	–23	–
Total, Scania products	**2,356**	4,809	4,792	3,342	2,789	2,842	5,109	3,736	880	1,273	1,565	2,513
Car operations	**111**	275	253	250	258	215	243	173	121	33	86	17
Total	**2,467**	5,084	5,045	3,592	3,047	3,057	5,352	3,909	1,001	1,306	1,651	2,530
Operating margin, %												
European operations	**7.0**	11.5	14.2	11.9	8.5	9.3	17.7	15.2	3.6	7.8	9.3	13.9
Latin American operations	**–15.5**	0.1	–7.2	–10.8	5.8	10.7	7.0	15.0	10.5	8.0	5.3	15.1
Total, Scania products	**5.0**	10.7	12.4	8.9	8.4	9.9	16.4	15.5	4.9	7.7	8.7	14.2
Car operations	**1.9**	4.1	4.6	4.4	5.6	5.7	7.8	6.8	5.4	2.2	6.1	1.2
Total	**4.6**	9.9	11.5	8.3	8.0	9.4	15.6	14.7	5.0	7.2	8.5	13.3
Gross capital expenditure for property, plant and equipment, excluding lease assets and renting												
European operations	**1,772**	1,589	1,522	1,582	1,592	1,908	1,727	1,851	1,209	1,319	1,201	1,380
Latin American operations	**208**	236	354	444	974	671	455	298	276	182	107	154
Total	**1,980**	1,825	1,876	2,026	2,566	2,579	2,182	2,149	1,485	1,501	1,308	1,534
Research and development expenses												
Research and development	**1,955**	1,621	1,267	1,168	1,248	1,084	923	805	783	738	761	619
Inventory turnover rate												
Inventory turnover rate, times[2]	**7.2**	7.2	6.2	6.5	6.5	5.3	6.6	6.5	4.9	4.3	4.4	4.2

1 Refers to the difference between sales recognised as revenues and sales value based on delivery.

2 Calculated as sales divided by average inventory.

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Vehicles produced, units												
European operations												
Trucks	**37,399**	44,235	39,794	38,886	33,092	31,316	33,459	23,367	16,014	19,893	23,721	23,853
Buses	**2,624**	2,118	2,528	2,818	2,817	2,326	2,373	1,542	1,176	1,557	1,321	1,462
Latin American operations												
Trucks	**6,088**	7,174	5,985	6,660	10,463	7,139	8,515	8,570	6,610	4,587	4,234	4,765
Buses	**2,040**	2,054	1,175	1,697	1,769	1,575	2,091	1,303	1,393	2,533	2,626	1,688
Total	**48,151**	55,581	49,482	50,061	48,141	42,356	46,438	34,782	25,193	28,570	31,902	31,768
Trucks sold by market area, units												
Western Europe	**30,416**	38,476	36,106	32,686	26,756	26,249	26,596	17,814	13,052	16,366	18,463	20,749
Central and eastern Europe	**2,579**	2,287	1,551	2,237	1,833	1,030	951	312	248	507	260	254
Latin America	**6,181**	6,777	6,253	7,621	9,649	7,377	7,964	8,713	6,678	4,734	4,293	4,558
Asia	**2,994**	3,438	1,481	1,410	3,096	2,997	3,329	2,818	2,256	2,440	5,530	1,731
Other markets	**1,489**	1,340	1,260	1,599	1,058	1,375	1,627	1,178	851	611	587	991
Total	**43,659**	52,318	46,651	45,553	42,392	39,028	40,467	30,835	23,085	24,658	29,133	28,283
Buses and coaches sold by market area, units												
Western Europe	**1,701**	1,618	1,935	1,731	1,595	1,655	1,642	983	835	879	1,067	1,199
Central and eastern Europe	**127**	84	67	106	95	83	45	40	35	16	2	2
Latin America	**1,595**	1,843	1,237	1,697	1,829	1,641	1,878	1,287	1,459	2,677	2,493	1,645
Asia	**666**	278	160	78	308	309	304	140	133	249	144	224
Other markets	**583**	351	364	505	757	275	301	237	215	355	276	233
Total	**4,672**	4,174	3,763	4,117	4,584	3,963	4,170	2,687	2,677	4,176	3,982	3,303
Total market for heavy trucks and buses, units												
Western Europe												
Trucks	**235,000**	243,700	235,900	207,300	170,300	172,000	173,300	133,300	114,100	149,000	170,000	176,000
Buses	**23,500**	23,400	21,800	21,000	18,300	17,800	15,900	13,600	15,600	16,500	17,200	19,000
Brazil												
Trucks	**18,046**	17,341	13,456	15,763	17,861	13,682	19,299	18,931	13,938	8,402	9,389	9,524
Buses	**10,833**	10,626	8,057	13,438	13,424	15,087	16,969	12,266	11,073	13,222	16,220	9,730
Number of employees [3]												
European operations												
Production companies	**13,321**	14,093	13,532	13,478	13,197	13,004	14,364	12,374	10,493	11,417	12,736	13,218
Marketing companies	**10,583**	9,391	9,001	6,201	6,160	4,877	4,050	3,694	3,823	4,278	4,043	4,219
Total, European operations	**23,904**	23,484	22,533	19,679	19,357	17,881	18,414	16,068	14,316	15,695	16,779	17,437
Latin American operations	**4,199**	3,688	3,660	3,714	4,299	4,250	4,520	4,285	4,217	4,433	4,941	4,767
Customer finance operations	**239**	194	166	144	107	75	90	72	60	65	52	34
Total	**28,342**	27,366	26,359	23,537	23,763	22,206	23,024	20,425	18,593	20,193	21,772	22,238

3 Including employees with time-limited contracts.

Board of Directors





Leif Östling | Dr. Ferdinand Piëch | Detlef Wittig | Lothar Sander | Rolf Stomberg | Cees J. A. van Lede | Marcus Wallenberg

Dr. Ferdinand Piëch

Born 1937. Chairman since 2000.
Chairman of the Board of Management of Volkswagen AG.
Other directorships: Münchener Rückversicherungsgesellschaft, Dr. Ing. h.c. F. Porsche AG, Porsche Holding GesmbH, Porsche GesmbH, Salzburg, as well as a number of directorships in subsidiaries of the Volkswagen Group.
Shares in Scania: 0

Leif Östling

Born 1945. Member since 1994.
President and CEO of Scania AB.
Other directorships: BT Industries AB, Eldon Thule, ADR Haanpää.
Shares in Scania: 50,000

Detlef Wittig

Born 1942. Member since 2000.
Member of the Board of Management Volkswagen Brand.
Other directorships: Svenska Volkswagen AB, Autogerma S.p.A, Region Asien-Pazifik, Germany and North American Region, USA, as well as a number of other directorships in subsidiaries of the Volkswagen Group.
Shares in Scania: 0

Lothar Sander

Born 1950. Member since 2000.
Member of the Board of Management Volkswagen Brand.
Other directorships: Svenska Volkswagen AB, Flughafen Braunschweig GmbH, TAS Tvornica Automobilia Sarajevo GmbH, as well as a number of other directorships in subsidiaries of the Volkswagen Group.
Shares in Scania: 0

Rolf Stomberg

Born 1940. Member since 1998.
Chairman of Management Consulting Group PLC.
Other directorships: Reed Elsevier PLC, Smith & Nephew PLC, Cordiant Communications PLC, TPG Group, Stinnes AG, Aral AG.
Shares in Scania: 1,000

Cees J.A. van Lede

Born 1942. Member since 1999.
Chairman of Akzo Nobel N.V.
Other directorships: Dutch Central Bank, Sara Lee/DE, Heineken, International Council JP Morgan.
Shares in Scania: 0

Marcus Wallenberg

Born 1956. Member since 1994.
President and CEO of Investor AB, Vice Chairman of Telefon AB L M Ericsson, Vice Chairman of Saab AB.
Other directorships: AstraZeneca AB, AstraZeneca UK, Stora Enzo Oy, Knut and Alice Wallenberg Foundation.
Shares in Scania: 51,100



Clas Åke Hedström | Peggy Bruzelius



Lars-Åke Eriksson | Kjell Wallin



Katrin Rosenqvist | Jan Westberg

Clas Åke Hedström
Born 1939. Member since 1995.
President and CEO of Sandvik AB.
Other directorships: Association of Swedish Engineering Industries, AB SKF.
Shares in Scania: 1,000

Peggy Bruzelius
Born 1949. Member since 1998.
Chairman of Grand Hotel Holdings AB,
Chairman of Lancelot Asset Management AB.
Other directorships: Electrolux AB, Industry and Commerce Stock Exchange Committee, Securities Council, Axel Johnson AB, AB Ratos, Drott AB, Axfood AB, Syngenta AG.
Shares in Scania: 2,000

Lars-Åke Eriksson
Born 1948. Deputy member since 2000.
Employee Representative for the Metal Workers' Union at Scania.
Shares in Scania: 0

Kjell Wallin
Born 1943. Member since 1998.
Employee Representative for the Metal Workers' Union at Scania.
Shares in Scania: 0

Katrin Rosenqvist
Born 1960. Deputy member since 2001.
Employee Representative for the Federation of Salaried Employees in Industry and Services at Scania.
Shares in Scania: 166

Jan Westberg
Born 1944. Member since 1996.
Employee Representative for the Federation of Salaried Employees in Industry and Services at Scania.
Shares in Scania: 0

Auditors

Caj Nackstad
Authorised Public Accountant,
KPMG

Gunnar Widhagen
Authorised Public Accountant,
Ernst & Young AB

Deputy Auditors

Thomas Thiel
Authorised Public Accountant,
KPMG

Björn Fernström
Authorised Public Accountant,
Ernst & Young AB

Group Management
Executive Board





Kaj Lindgren | Leif Östling | Gunnar Rustad | Hasse Johansson | Per Hallberg | Arne Karlsson | Jan Gurander

Executive Board

Leif Östling
Born 1945.
Joined Scania in 1972.
President and CEO
Shares in Scania: 50,000
Reporting to Leif Östling:
Industrial & Marine Engines
Latin American Operations

Kaj Lindgren
Born 1945.
Joined Scania in 1977,
employed until 1984.
Rejoined Scania in 1989.
Group Vice President
Corporate Development
Shares in Scania: 0
Reporting to Kaj Lindgren:
Business Communications
Corporate Human Resources
General Counsel
And certain corporate
staff units

Gunnar Rustad
Born 1949.
Joined Scania in 1997.
Group Vice President
Sales and Marketing
Shares in Scania: 0
Reporting to Gunnar Rustad:
Sales and Marketing globally
Trucks, Buses and Coaches
Services
And certain corporate
staff units

Hasse Johansson
Born 1949.
Joined Scania in 2001.
Group Vice President
Research and Development
Shares in Scania: 0
Reporting to
Hasse Johansson:
Truck and Cab
Development
Powertrain Development
And certain corporate
staff units

Per Hallberg
Born 1952.
Joined Scania in 1977.
Group Vice President
Production and
Procurement
Shares in Scania: 0
Reporting to Per Hallberg:
Chassis and Cabs
Powertrain
Purchasing
And certain corporate
staff units

Arne Karlsson
Born 1944.
Joined Scania in 1978.
Executive Vice President
Commercial System
Shares in Scania: 166

Jan Gurander
Born 1961.
Joined Scania in 1995,
employed until 1999.
Rejoined Scania in 2001.
Group Vice President and CFO
Shares in Scania: 0
Reporting to Jan Gurander:
Corporate Control
Customer Finance
Finance
And certain corporate
staff units

Group Management
Corporate Units, Corporate Sectors and Business Units

Corporate Units

Ulf Egestrand
Born 1956.
Joined Scania in 1998.
Senior Vice President
Finance
Shares in Scania: 0

Magnus Hahn
Born 1955.
Joined Scania in 1985.
Senior Vice President
Business Communications
Shares in Scania: 0

Peter Härnwall
Born 1955.
Joined Scania in 1983.
Senior Vice President
Corporate Control
Shares in Scania: 166

Hans Narfström
Born 1951.
Joined Scania in 1977.
Senior Vice President
Human Resources
Shares in Scania: 0

Carl Riben
Born 1950.
Joined Scania in 1986.
Senior Vice President
General Counsel
Shares in Scania: 400

Corporate Sectors

Håkan Ericsson
Born 1947.
Joined Scania in 1975.
Senior Vice President
Services
Shares in Scania: 166

Thomas Karlsson
Born 1953.
Joined Scania in 1988.
Senior Vice President
Powertrain
Shares in Scania: 185

Lars Orehall
Born 1947.
Joined Scania in 1974.
Senior Vice President
Truck and Cab Development
Shares in Scania: 2,000

P O Svedlund
Born 1955.
Joined Scania in 1976.
Senior Vice President and CIO
Purchasing
Shares in Scania: 166

Christoffer Ljungner
Born 1950.
Joined Scania in 1976.
Senior Vice President
Sales and Marketing Overseas
Shares in Scania: 100

Lars Wrebo
Born 1961.
Joined Scania in 1986.
Senior Vice President
Chassis and Cabs
Shares in Scania: 0

Business Units

Arne Carlsson
Born 1943.
Joined Scania in 1969,
employed until 1987.
Rejoined Scania in 1991.
Acting Managing Director
Latin American Operations
Shares in Scania: 0

Lennart Hjelte
Born 1945.
Joined Scania in 1966.
Senior Vice President
Industrial & Marine Engines
Shares in Scania: 4,125

Claes Jacobsson (not in picture)
Born 1958.
Joined Scania in 1999.
Senior Vice President
Customer Finance
Shares in Scania: 0



Ulf Egestrand | Peter Härnwall | Lars Wrebo | Lennart Hjelte | Håkan Ericsson | Arne Carlsson | Magnus Hahn | Carl Riben | Hans Narfström | Christoffer Ljungner | Lars Orehall | P O Svedlund | Thomas Karlsson

Addresses

Scania Head Office and Technical Centre

Scania CV AB
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 810 00
Fax: +46 8 553 810 37
www.scania.com

Scania Latin America Ltda
Hans-Christer Holgersson
Caixa Postal 188
09810-902 SÃO BERNARDO DO CAMPO-SP
Brazil
Tel: +55 11 4344 9333
Fax: +55 11 4351 2659

Production units

Scania Chassis Assembly
Jan Hillerström
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 810 00
Fax: +46 8 553 810 37

Scania Transmission
Robert Dubois
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 810 00
Fax: +46 8 553 810 37

Scania Engine Assembly
Melker Jernberg
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 810 00
Fax: +46 8 553 810 37

Scania Engines
Staffan Garås
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 810 00
Fax: +46 8 553 810 37

Scania Axles
Stefan Palmgren
Peter Björk (from 1 June 2002)
Box 1906
SE-791 19 FALUN
Sweden
Tel: +46 23 477 00
Fax: +46 23 71 13 79

Scania Cabs
Anders Nielsen
Stefan Palmgren
(from 1 June 2002)
Box 903
SE-572 29 OSKARSHAMN
Sweden
Tel: +46 491 76 50 00
Fax: +46 491 76 54 30

Scania Transmission
Anders Holmberg
SE-280 63 SIBBHULT
Sweden
Tel: +46 44 495 00
Fax: +46 44 481 08

Ferruform AB
Chassis Components
Peter Norman
Box 815
SE-971 25 LULEÅ
Sweden
Tel: +46 920 766 00
Fax: +46 920 896 10

Scania Argentina S.A.
Bengt Klingberg
Casilla de Correo No. 3
Correo Central
4000 SAN MIGUEL DE TUCUMÁN
Argentina
Tel: +54 3 814 509 000
Fax: +54 3 814 509 001

Scania Latin America Ltda
Sidney Basso
Av. José Odorizzi, 151–Vila Euro
09810-902 SÃO BERNARDO DO CAMPO-SP
Brazil
Tel: +55 11 4344 9333
Fax: +55 11 4344 2659

Scania Production Angers S.A.S.
Martin Lundstedt
B.P. 846
FR-49008 ANGERS Cedex 01
France
Tel: +33 2 41 41 20 00
Fax: +33 2 41 41 20 48

Scania de México S.A. de C.V.
Roger Johansson
Prol Av Industrias 4640
Esq Eje 134
C P 78395 Zona Industrial
SAN LUIS DE POTOSÍ
Mexico
Tel: +52 48 240 505
Fax: +52 48 240 504

Scania Nederland B.V.
Stefan Palskog
P.O. Box 618
NL-8000 AP ZWOLLE
The Netherlands
Tel: +31 38 497 76 11
Fax: +31 38 497 79 11

Scania Kapena S.A.
Lars-Erik Nerback
ul Grunwaldzka 12
PL-76-200 SŁUPSK
Poland
Tel: +48 59 844 06 87
Fax: +48 59 843 66 01

Sales and service

Scania Argentina S.A.
Mats Gunnarsson
Ruta Panamericana – Km 34
(1615) Malvinas Argentinas
BUENOS AIRES
Argentina
Tel: +54 3 327 451 000
Fax: +54 3 327 451 075

Scania Australia Pty Ltd
Kaj Färm
Private Bag No. 11
Vic 3061, CAMPBELLFIELD
Australia
Tel: +61 392 173 300
Fax: +61 393 053 898

Scania Österreich Ges.m.b.H.
Håkan Sundström
Postfach 50
AT-2345 BRUNN AM GEBIRGE
Austria
Tel: +43 223 639 020
Fax: +43 223 639 0286

Scania Belgium sa-nv
Peter Janssens
J.F. Kennedylaan 4
BE-1831 DIEGEM
Belgium
Tel: +32 2 722 8411
Fax: +32 2 722 8400

Scania Latin America Ltda
Flávio Mermejo
Av. José Odorizzi, 151-Vila Euro
09810-902 SÃO BERNARDO DO CAMPO-SP
Brazil
Tel: +55 11 4344 9333
Fax: +55 11 4344 2659

Scania Bulgaria Co Ltd
Milcho Milchev
Okolovrastno Shose
German – Sreden Pat No. 1
BG-1186 SOFIA
Bulgaria
Tel: +359 2 992 83 94
Fax: +359 2 992 84 04

Scania Chile S.A.
Richard König
Panamericana Norte, no 9850
Quilicura, SANTIAGO
Chile
Tel: +56 2 394 04 00
Fax: +56 2 738 60 60

Scania Czech Republic s.r.o.
Anders Grundströmer
Chrástany 186
CZ-252 19 Posta Rudná u Prahy
PRAHA
Czech Republic
Tel: +420 2 510 951 11
Fax: +420 2 579 512 23

Scania Danmark A/S
Jörgen Damkjaer
Postboks 580
DK-2730 HERLEV (Copenhagen)
Denmark
Tel: +45 4454 2200
Fax: +45 4454 2209

Scania Eesti AS
Janno Karu
Peterburi tee 72
EE-11415 TALLINN
Estonia
Tel: +372 6 651 200
Fax: +372 6 651 208

Oy Scan-Auto Ab
Raimo Lehtiö
PB 59
FI-00391 HELSINKI
Finland
Tel: +358 10 555 010
Fax: +358 10 555 5317

Scania France S.A.S.
Marc Haezenberghe
B.P. 106
FR-49001 ANGERS Cedex 01
France
Tel: +33 2 414 133 33
Fax: +33 2 413 476 25

Scania Deutschland GmbH
Johan P Schlyter
Postfach 10 04 26
DE-56034 KOBLENZ
Germany
Tel: +49 261 8970
Fax: +49 261 897203

Scania (Great Britain) Ltd.
Dan Hoij
Tongwell
MILTON KEYNES MK15 8HB
United Kingdom
Tel: +44 1908 210 210
Fax: +44 1908 215 040

Scania Hungaria Kft.
Tibor Császár
Rozália park 1
HU-2051 BIATORBÁGY
Hungary
Tel: +36 23 531 000
Fax: +36 23 531 009

Italscania s.p.a.
Dieter Merz
Giancarlo Codazzi
(from 1 June 2002)
Z.I. Spini di Gardolo, 125/E
IT-38014 TRENTO
Italy
Tel: +39 046 199 6111
Fax: +39 046 199 6198

Scania Korea Ltd
Staffan Sjögren
18th Floor, Construction Building
71-2, Nonhyun-dong,
Kangnam-ku
135-010 SEOUL
South Korea
Tel: +82 2 321 808 00
Fax: +82 2 511 74 39

SIA Scania Latvia
Ervins Arents
Tiraines iela 13
LV-1058 RIGA
Latvia
Tel: +371 7 066 600
Fax: +371 7 066 649

UAB Scania Lietuva Vilnius
Bo Hallberg
Lentvario 14b
LT-2028 VILNIUS
Lithuania
Tel: +370 2 685 505
Fax: +370 2 685 504

Scania Maroc S.A.
Serge Habib
97, Bd Abdelmoumen 7ème Etage
20100 CASABLANCA
Morocco
Tel: +212 2 2262 924
Fax: +212 2 2262 915

Scania de México S.A. de C.V.
Christopher Podgorski
Delegación Azcapotzalco
C.P. 02300 MEXICO-D.F.
Mexico
Tel: +52 555 078 03 00
Fax: +52 555 87 05 33

Beers Bedrijfsauto BV
Jan ter Wee
Postbus 24012
NL-2490 AA DEN HAAG
The Netherlands
Tel: +31 704 182 418
Fax: +31 704 182 510

Norsk Scania AS
Jaap Bergema
Postbox 143, Skøyen
NO-0212 OSLO 2
Norway
Tel: +47 220 645 00
Fax: +47 220 645 99

Scania del Perú S.A.
Horácio Gramajo
Av Republica de Panamá, no 4679
Apartado 3190
LIMA 34
Peru
Tel: +51 1 241 3016
Fax: +51 1 241 6391

Scania Polska S.A.
Tommy Sjöö
Aleja Katowicka 316
PL-05-830 Stara Wies/NADARZYN
Poland
Tel: +48 22 356 01 00
Fax: +48 22 356 01 01

Scania Romania S.R.L.
Leif Bohman
Post Office 52
Box No. 150, Sector 1,
BUCHAREST
Romania
Tel: +40 1 232 5944
Fax: +40 1 232 8257

Scania Russia
P G Nilsson
43 km Minskoje shosse, Golitsyno
143040 MOSCOW
Russia
Tel: +7 095 787 5000
Fax: +7 095 787 5002

Scania
East Adriatic Region d.o.o.
Kjell Örtengren
Cesta v Gorice 28
SI-F1000 LJUBLJANA
Slovenia
Tel: +386 1 242 76 30
Fax: +386 1 242 76 69

Scania South Africa (Pty) Ltd
Ulf Grevesmühl
P O Box 587
2110 MONDEOR
South Africa
Tel: +27 11 494 52 04
Fax: +27 11 494 15 24

Scania Hispania S.A.
José Badia
Apartado de correos 304
ES-28850 TORREJÓN DE ARDOZ
(MADRID)
Spain
Tel: +34 91 678 80 00
Fax: +34 91 675 74 50

Scania Sverige AB
Martin Ståhlberg
Verkstadsvägen 11
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 864 00
Fax: +46 8 553 864 35

Scania Truck AG
Stein Ingvoldstad
Dieter Merz (from 1 June 2002)
Steinackerstrasse 55
CH-8302 KLOTEN
Switzerland
Tel: +41 1 800 13 00
Fax: +41 1 800 13 01

Scania Tanzania Ltd.
Henrik Orrling
Nyerere Road
P O Box 9324
DAR ES SALAAM
Tanzania
Tel: +255 22 286 0290
Fax: +255 22 286 5033

Scania Siam Co. Ltd
Jan Jarlhage
23/21 Vibhavadi Rangsit Road
Ladyao, Chatucnad
10900 BANGKOK
Thailand
Tel: +66 2 515 9600
Fax: +66 2 537 8261

Scania Ukraine
Berth Carreman
Ring Road 22
(2, Trublaini str)
UA-03134 KIEV
Ukraine
Tel: +380 44 490 74 90
Fax: +380 44 490 77 71

Scania USA, Inc
Claes Sundberg
121 Interpark Blvd, suite 601
78216 SAN ANTONIO, Texas
USA
Tel: +1 210 403 00 07
Fax: +1 210 403 02 11

Buses

Omni i Katrineholm AB
Hans Hansson
Vingåkersvägen 71
SE-641 81 KATRINEHOLM
Sweden
Tel: +46 150 585 00
Fax: +46 150 532 30

Scania Bus Europe sa-nv
Fredrik Morsing
Berkenlaan 1
BE-1831 DIEGEM
Belgium
Tel: +32 2 704 4000
Fax: +32 2 704 4010

Scania Bus Nordic
Leif Nyström
Vingåkersvägen 71
SE-641 81 KATRINEHOLM
Sweden
Tel: +46 150 585 00
Fax: +46 150 532 30

Finance companies

Scania Finance Belgium nv
Bert Peeters
Minervastraat 8
BE-1930 ZAVENTEM
Belgium
Tel: +32 2 714 2424
Fax: +32 2 714 2457

Scania Finance Czech Republic
Zuzana Tomeckova
Chrástany 186
CZ-25219 posta Rudná u Prahy
PRAHA
Czech Republic
Tel: +420 2 510 951 28
Fax:+420 2 579 507 31

Scania Finance France S.A.S.
Pierre de Bantel
B.P. 928
FR-49009 ANGERS Cedex 01
France
Tel: +33 241 41 33 33
Fax: +33 241 34 70 46

Scania Finance
Deutschland GmbH
Koen Knoops
Postfach 100426
DE-56034 KOBLENZ
Germany
Tel: +49 261 897 303
Fax: +49 261 897 313

Scania Finance
Great Britain Ltd
Peter Taylor
Tongwell
MILTON KEYNES MK15 8HB
United Kingdom
Tel: +44 1 908 210 210
Fax: +44 1 908 216 675

Scania Finance Italy s.p.a.
Sven Antonsson
Via dei Giardini, 10
IT-20121 MILANO
Italy
Tel: +39 02 659 2314
Fax: +39 02 659 2316

Scania Korea Finance Branch
Sang-Won Lee
18th Floor, Construction Building
71-2, Nonhyun-dong,
Kangnam-ku
135-010 SEOUL
South Korea
Tel: +82 232 180 800
Fax: +82 251 174 39

Bezoma BV
Gerard van Keulen
Postbus 24012
NL-2490 AA DEN HAAG
The Netherlands
Tel: +31 704 18 24 18
Fax: +31 704 18 25 20

Scania Finance Polska Sp.z.o.o.
Janusz Laskowski
Aleja Katowicka 316
PL-05-830 Stara Wies/NADARZYN
Poland
Tel: +48 22 356 02 30
Fax: +48 22 356 02 31

Scania Finance Hispania
Eddi Mues
Avd. de Castilla no 2
Parque Empresarial San Fernando
Edifico Europa
San Fernando Henares
ES-288 30 MADRID
Spain
Tel +34 91 678 18 61
Fax +34 91 678 18 63

Scania Credit AB
Per Spjut
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 836 60
Fax: +46 8 553 837 24

Scania Finans AB
Leif Christensson
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 837 50
Fax: +46 8 553 837 67

Service

DynaMate AB
Sam Burman
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 830 00
Fax: +46 8 553 816 84

Support

Scania Infotronics AB
Peter Gillbrand
Kronborgsgränd 11, 2 tr
SE-164 46 KISTA
Sweden
Tel: +46 8 553 807 50
Fax: +46 8 553 807 60

Scania Parts Logistics AB
Kjell Nilsson
SE-151 87 SÖDERTÄLJE
Sweden
Tel: +46 8 553 835 00
Fax: +46 8 553 861 90






470

Scania AB (publ), SE-151 87 Södertälje, Sweden, Tel: +46-8-55 38 10 00, Fax: +46-8-55 38 10 37, www.scania.com

1694747/13/KREAB/Trosa Tryckeri 2002